Table of Contents

Filed Pursuant to Rule 253(g)(2)

File No. 024-12693

OFFERING CIRCULAR

DATED APRIL 6, 2026

DORONI AEROSPACE, INC.

11555 Heron Bay Blvd., Suite 200

Coral Springs, FL 33076

https://www.doroni.io/

Best Efforts Offering of

UP TO 14,000,000 SHARES OF SERIES SEED-3 PREFERRED STOCK PLUS

UP TO 2,800,000 BONUS SHARES

Minimum Purchase Per Investor: 322 shares of Series Seed-3 Preferred Stock ($998.20)

Doroni Aerospace, Inc., a Delaware corporation referred to herein as the Company, Doroni Aerospace, Doroni, we, us, or our and similar terms, is conducting a best-efforts offering of up to 14,000,000 shares of our Series Seed - 3 Preferred Stock, par value $0.00001 per share, which we refer to in this document as the Shares, at a price of $3.10 per share. The minimum amount you may invest in this offering is $998.20 for 322 Shares, and any additional purchases must be made in increments of at least $3.10, plus a transaction fee of 3.50% (the “Transaction Fee”) making the total minimum cash payment $1,033.14. However, we reserve the right to waive this minimum and the Transaction Fee in our sole discretion. In addition to the Shares offered for cash consideration, we have reserved a fixed pool of 2,800,000 Shares for issuance in this offering as a bonus, referred to as the Bonus Shares, at no additional cost. Together, the sale of Shares and the issuance of Bonus Shares are referred to as the Offering. See “Plan of Distribution” on page 19 for more information.

No public trading market currently exists for our Shares, and we do not expect one to emerge in the foreseeable future. Further, we have not applied, and do not anticipate applying in the near term, for quotation of our Shares on any national securities exchange or over-the-counter market. As a result, investors should be prepared to hold their Shares indefinitely.

Regulation A Rule 251(a)(2) limits us to aggregate gross proceeds of $75,000,000 (including the value of the Bonus Shares issued in this Offering, valued at the $3.10 Offering price) in any rolling twelve-month period during the three years following qualification of this Offering, meaning that the maximum dollar amount of additional Shares we may offer under Regulation A will increase overtime as prior sales fall outside the applicable twelve-month look-back period. Following SEC qualification of this Offering Circular and the Offering Statement of which it forms a part, which is referred to herein as the Offering Circular and Offering Statement, respectively, and as additional capacity becomes available, we may file one or more post-qualification amendments under Rule 252(f)(2)(ii) to seek qualification of such additional Shares for sale in this Offering. However, we will not sell any additional Shares until the SEC qualifies each corresponding amendment. Prospective investors should also note that we may file offering circular supplements from time to time to raise the price per share in this Offering by up to 20% above the most recently qualified price; provided that any increase exceeding 20% or any fundamental change to the information in a qualified offering circular will require a post-qualification amendment that must be filed with and qualified by the SEC.

i

To participate in this Offering, you must complete a subscription agreement available through our offering page at invest.doroni.io. If we reject your subscription, in whole or in part, or if we accept it but do not conduct a closing of this Offering thereafter due to the termination of the Offering for any reason, the Escrow Agent will promptly return your investment funds without interest or deduction, in accordance with Rule 10b-9 under the Exchange Act. Until a closing occurs, your subscription agreement will remain revocable and your investment funds will be refundable. Once a closing has occurred, your subscription will become irrevocable, your funds will no longer be refundable, and your Shares will be issued. This offering is continuous and ongoing within the meaning of Rule 251(d)(3) of Regulation A, and closings, each of which we refer to as a Closing, and collectively, the Closings, may occur from time to time throughout the term of the Offering to maximize economic efficiency. Notwithstanding the foregoing, we intend to conduct a Closing at least every four to eight weeks following the first Closing.

This Offering will commence within two calendar days of qualification by the U.S. Securities and Exchange Commission or the SEC, and will terminate at the earliest of (a) the date on which we perform a Closing and issue a number of Shares constituting the maximum offering amount in this Offering, as amended from time to time via post-qualification amendment, (b) the date which is three years from the date this Offering is qualified by the SEC, or (c) the date on which this Offering is earlier terminated by us, in our sole discretion. Notwithstanding (b) above, we will file a post-qualification amendment to include the Company’s recent financial statements in accordance with the requirements of Regulation A at least every twelve months after this Offering has been qualified by the SEC. See “Plan of Distribution” for more information.

In the event that the Company becomes a reporting company under the Securities Exchange Act of 1934, the Company intends to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary -- Implications of Being an Emerging Growth Company.”

We are offering our Shares on a best-efforts basis, meaning there is no guarantee that we will receive any proceeds from the sale of our Shares in this Offering. We have engaged DealMaker Securities LLC (“Broker”), a registered broker-dealer and member of the Financial Industry Regulatory Authority, or FINRA, and its affiliates to provide broker-dealer compliance services, technology, and marketing support in connection with this Offering. See “Plan of Distribution” for more information.

	Price to Public (1)	Underwriting discount commissions and fees (2)	Proceeds to issuer before expenses (3)
Price per share	$3.10	$0.1395	$2.9605
Transaction Fee per Share (1)	$0.1085	$0.0049	$0.1036
Total Cash Value	$44,919,000	$2,484,855	$42,434,145
Total Bonus Share Value	$8,680,000	$–	$–
Total Maximum Value	$53,599,000	$2,484,855	$42,434,145

(1)

There will be a three and one-half percent (3.5%) transaction fee, referred to as the Transaction Fee, that participants in this offering will pay in order to help offset the costs associated with collecting the payment for the sale of our shares in this offering to investors. This transaction fee, and the value of any Bonus Shares sold hereunder, is included in our calculation of the maximum amount we may sell in this Offering pursuant to Regulation A Rule 251(a)(2). See “Plan of Distribution” for more information.

(2)

We will pay Broker cash compensation which consists of accountable expenses, fees, and commissions on (i) the sale of any Shares, and (ii) any Transaction Fee we receive. The amounts set forth in this column includes a 4.5% cash commission, and $463,500 in additional underwriting compensation we will pay to Broker and its affiliates in connection with the services they are providing in this offering. See “Plan of Distribution” for more information. In any event, the amount of compensation we will pay to Broker and its affiliates in connection with this Offering will not exceed $2,484,855; provided that such amount is subject to increase upon any later amendment to this Offering in which we increase the number of Shares being offered herein. Broker will not receive any commissions on the issuance of Bonus Shares.

(3)

The amounts in this column represents the proceeds we will receive from the sale of Shares in this Offering minus Underwriting Compensation, but does not account for the payment processing expenses, out-of-pocket expenses, or other related service fees. The figures also do not account for other expenses payable by our company in connection with this offering, including costs related to accounting, legal services, printing, due diligence, software, marketing, and selling efforts.

ii

We are offering our Shares, and soliciting offers to purchase them, only in jurisdictions where such offers and sales are permitted under a continuing offering pursuant to Rule 251(d)(3)(i)(F) of Regulation A. You should rely solely on the information contained in this Offering Circular. We have not authorized anyone to provide information different from or in addition to that contained in this Offering Circular. The information presented herein is accurate only as of the date on the cover, regardless of the time of delivery or any sale of our securities. Neither the delivery of this Offering Circular nor any sale of our securities implies that there has been no change in our affairs since the date of this document. This Offering Circular will be updated and delivered as required by applicable federal securities laws. From time to time, we may provide offering circular supplements that update, modify, or replace information included in this document. Any statement contained herein will be deemed modified or superseded to the extent that a subsequent offering circular supplement contains an inconsistent statement. The offering statement includes exhibits that provide additional details about the matters discussed in this Offering Circular. You should read this Offering Circular, any related amendments or supplements, and the exhibits to the offering statement together with the information contained in our periodic filings, including annual, semi-annual, and other reports filed with the SEC. All such documents are available on the SEC’s website at www.sec.gov.

We are responsible for the information contained in this Offering Circular. This document includes industry and market data derived from third-party studies, surveys, and industry publications. These sources typically indicate that the information was obtained from sources believed to be reliable; however, they do not guarantee the accuracy or completeness of such information. The forecasts and projections contained in these materials are based on historical market data and assumptions, and there can be no assurance that any such forecasts will be realized. Industry and market data may be inaccurate or incomplete due to the methodologies used by the original sources and the inherent limitations in collecting and verifying such data. These limitations include the voluntary nature of data collection, gaps in raw data, and the inability to verify all information with absolute certainty. Market and industry information used in this Offering Circular is subject to risks and uncertainties that may change over time and could materially affect actual outcomes. See the section titled “Risk Factors” for more information on these uncertainties. Additionally, other parties applying different methods of data collection or analysis may reach different conclusions.

We use, and may continue to use, various trademarks, trade names, and service marks in our business. For convenience, this Offering Circular may omit the ™, ®, or ℠ symbols when referring to our trademarks or those of others. Such omissions are not intended to indicate any waiver of rights, and we will assert our intellectual property rights to the fullest extent permitted by law. This Offering Circular may also reference trademarks, trade names, or service marks owned by third parties. All such marks are the property of their respective owners, and our use or display of them does not imply any affiliation with, or endorsement or sponsorship by, those owners.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

iii

iv

EXPLANATORY NOTE

This amendment to an offering statement on Form 1-A originally filed by Doroni Aerospace, Inc. (the “Company”) on February 26, 2026 and originally qualified by the U.S. Securities and Exchange Commission on March 3, 2026. The purpose of this post-qualification amendment is to add to the offering circular contained within the offering statement the offering by extending the timing of the availability of one of the investment perks for this offering. Other than the foregoing and the date, nothing else in this Offering Circular has been changed.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular, and does not contain all the information that you should consider in making your investment decision. Before investing in our Preferred Shares, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Offering Circular Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	The success of our technology which will require significant research and development work, capital resources and acceptance of our products by the market;

•	The price of our securities, which has been determined by our management, and such price may be deemed arbitrary;

•	Our ability to develop the H1-X with the resources that we are able to obtain;

•	Our ability to properly manage our costs;

•	Our ability to scale our products or services to a commercial scale;

•	Acceptance of our technology and products;

•	Our ability to protect our licensed, filed, or fully owned intellectual property and patent rights related to our technology as we develop our business and customer relationships;

•	Our ability to compete and succeed in a highly competitive and rapidly evolving industry;

•	Our limited operating history on which to judge our business plan, technology, and management;

•	Our ability to raise capital and the availability of future financing; and

•	Our ability to maintain key personnel to support our technology development and business development activities.

In some cases, you can identify forward-looking statements by terms such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this Offering Circular. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this Offering Circular relate only to events or information as of the date on which the statements are made in this Offering Circular. We do not intend to update or otherwise revise the forward-looking statements in this Offering Circular, whether as a result of new information, future events or otherwise.

2

The Company

Doroni Aerospace, Inc. (the “Company” or “Doroni” “we” “us” “ours”) is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. Our go-to-market product currently under development, the Doroni Hl-X, is a two-seater personal eVTOL that we anticipate will be made available for public purchase. We are planning initial commercial deliveries in late 2028 or early 2029 subject to the risk factors listed in the “Risk Factors” section below.

The Current Offering

Securities offered	Maximum of 14,000,000 Series Seed – 3 Preferred Shares, or “Preferred Shares”, ($43,400,000), plus up to 2,800,000 Preferred Shares eligible to be issued as Bonus Shares for no additional consideration.

Transaction Fee	A three and one-half percent (3.5%) transaction fee, will be collected from participants in this Offering of up to $1,519,000.

Price Per Share	$3.10

Minimum investment	There is no minimum amount of Preferred Shares to be sold.

Common Stock outstanding before the offering (fully diluted, including, outstanding shares of Common Stock, Class A Common Stock and, Class B Common Stock and Shares of Common Stock, Class A Common Stock, and Class B Common Stock into which issued options, unissued options and Preferred Shares are convertible)	No Series Seed-3 Preferred Shares

Common Stock outstanding after the offering (fully diluted, including, outstanding shares of Common Stock, Class A Common Stock and, Class B Common Stock and Shares of Common Stock, Class A Common Stock, and Class B Common Stock into which issued options, unissued options and Preferred Shares are convertible)	14,000,000 Series Seed-3 Preferred Shares assuming issuance of the maximum Bonus Shares available to investors in this offering.

Use or Proceeds	The net proceeds of this offering will be primarily used for research and development, production, marketing and sales and general and administrative expenses. See “Use of Proceeds.”

Risk Factors	Investing in our securities involves risks. See “Risk Factors” and other information included in this offering Circular for a discussion of factors you should carefully consider before deciding to invest.

Rights and Preferences of the Preferred Shares

The holders of Preferred Shares are entitled to receive pro rata dividends, with the Class A Shares, if any, declared by our board of directors out of legally available funds and pro rata distributions upon a sale of the Company, however, subject to the preferential rights of the holders of any other class of preferred stock that may be authorized and issued in the future. A description of such preferential rights can be found under “Securities Being Offered.”

The Preferred Shares have no voting rights.

3

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•	annual reports (including disclosure relating to our business operations for the preceding two fiscal years, or, if in existence for less than two years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),

•	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and

•	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

4

Selected Risks Associated with Our Business

Our business expects to be subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	The eVTOL aircraft industry may not continue to develop, The H1-X may not be adopted by the market, the H1-X may not be certified by government authorities or it may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations.
•	Prospective purchasers or lessees of the H1-X may be unable to obtain the required license to personally operate it.
•	The market for urban air mobility vehicles has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.
•	There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.
•	Certain localities may reject the H1-X operations due to a perceived risk of safety or burden on local communities from the H1-X operations.
•	Crashes, accidents or incidents of eVTOL aircraft involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.
•	We may be unable to obtain regulatory approvals required to manufacture and commercialize our H1-X.
•	If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.
•	The H1-X could fail to achieve acceptance.
•	Developing new products and technologies entails significant risks and uncertainties.
•	Our competitors may commercialize their technology before us.
•	The H1-X may fail to achieve performance expectations.
•	We may not be able to produce the H1-X in the volumes and on the timelines we project.
•	Our financial statements include a going concern note.
•	Our intellectual property could be unenforceable or ineffective.
•	We depend on certain key personnel and must attract and retain additional talent.
•	We rely on third parties to provide parts and services essential to the success of our business.
•	We depend on technology and advanced information systems, which may fail or be subject to disruption.
•	We store personally identifiable information of consumers which is subject to vast regulation.
•	Procuring, manufacturing and selling our products internationally may present risks.
•	Natural disasters and other events beyond our control could materially adversely affect us.
•	If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.
•	This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised.
•	If we cannot raise sufficient funds, we may not succeed.
•	No public trading market currently exists for our Preferred Shares.
•	Terms of subsequent financings may adversely impact your investment.
•	Holders of our Preferred Shares have no voting rights.
•	We are not likely to pay cash dividends in the foreseeable future.
•	The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.
•	Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.
•	We are offering Bonus Shares to certain investors, which will result in dilution to those investors to those investors who do not receive the maximum allowable shares.
•	Using a credit card to purchase shares may impact the return on your investment.
•	You must keep records of your investment for tax purposes.

5

RISK FACTORS

Investing in our Preferred Shares involves risk. In evaluating us and an investment in our Preferred Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Preferred Shares. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to Our Business.

The eVTOL aircraft industry may not continue to develop, our H1-X aircraft may not be adopted by the market, the H1-X aircraft may not be certified by government authorities or may not be an attractive alternative to existing modes of transportation, any of which could adversely affect our prospects, business, financial condition and results of operations.

eVTOL aircraft involve a complex set of technologies, which we must continue to further develop. However, before our H1-X can fly, we must receive requisite certifications and approvals from applicable governmental authorities. There is no assurance that our design, development and certification efforts will result in our receiving certification of the H1-X from the Federal Aviation Administration (the “FAA”). In order to achieve FAA certification, the performance, reliability and safety of the H1-X must be established, none of which can be assured. In particular, there is a risk that we will not obtain one or more certifications from the FAA that are required for ultimate use of our aircraft, or will experience delays in receiving one or more of these certifications.

Additional challenges to the adoption of the H1-X, all of which are outside of our control, include:

•	market acceptance of the H1-X;
•	state, federal or municipal regulatory and licensing requirements for the H1-X and for operators of the H1-X;
•	necessary changes to existing infrastructure to enable adoption, including installation of necessary charging and other equipment; and
•	public perception regarding the safety of the H1-X.

There are a number of existing laws, regulations and standards that may apply to the H1-X, including standards that were not originally intended to apply to electric aircraft. The promulgation of additional federal, state, and local laws and regulations that address eVTOL aircraft more specifically could delay or prevent our ability to commercially launch our eVTOL aircraft. In addition, depending on the nature of any revised regulations, we may need to modify our approach to certification, it may be difficult for us to timely comply with such regulations, and we may not be able to timely achieve FAA certification for the H1-X. If the applicable FAA regulations are substantially changed or new regulations are adopted, we may need to modify the design of the H1-X to comply with the new regulations, which could cause us to incur significant expenses and scheduling delays in commercializing the H1-X, which could adversely affect our prospects, business, financial condition and results of operations.

In addition, there can be no assurance that the market will accept the H1-X, that we will be able to execute on our business strategy, or that our H1-X will obtain the necessary government approvals or be successful in the market. There may be heightened public skepticism of this nascent technology and its adopters. In particular, there could be negative public perception surrounding eVTOL aircrafts in general or our H1-X specifically, including the overall safety and the potential for injuries or death occurring as a result of accidents involving eVTOL aircraft, regardless of whether any such safety incidents occur involving us. Any of the foregoing risks and challenges could adversely affect our prospects, business, financial condition and results of operations.

6

Prospective purchasers or lessees of the H1-X may be unable to obtain the required license to personally operate our aircraft.

Under current regulations, operators of the H1-X will be required to hold a valid Airline Transport Pilot’s license with advanced training requirements.  The issuance of such a pilot license is subject to the approval and discretion of the FAA and depends upon meeting its established criteria. The difficulty and/or inability or unwillingness of consumers to obtain the requisite licensing could adversely impact our projected future sales.  It is anticipated that the FAA will adopt a simpler pilots license requirement which will allow a broader group of consumers to operate eVTOLs like the H1-X but this may not happen or it may happen over a long period of time.

The market for urban air mobility vehicles has not been established with precision, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The urban air mobility vehicle (“UAM”) market is still emerging and has not been established with precision. It is uncertain to what extent market acceptance will grow, if at all. This market is new, rapidly evolving, characterized by rapidly changing technologies, significant competition, evolving government regulation and industry standards, new aircraft and changing consumer demands and behaviors. Our success will depend to a substantial extent on regulatory approval and availability of eVTOL technology, as well as the willingness of commuters to widely adopt air mobility as an alternative to ground transportation. If the public does not perceive UAM as beneficial, or chooses not to adopt UAM, the market for our products may not develop, may develop more slowly than we expect or may not achieve the growth potential we expect. As a result, the number of potential purchasers of the H1-X cannot be predicted with any degree of certainty, and we cannot assure you that we will be able to operate in a profitable manner. Any of the foregoing could materially adversely affect our business, financial condition and results of operations.

There may be reluctance by consumers to adopt this new form of mobility, or unwillingness to pay our projected prices.

Our growth is highly dependent upon consumer adoption of an entirely new form of mobility offered by eVTOL aircrafts in general and the H1-X specifically as well as the UAM market. If consumers do not adopt this new form of mobility or are not willing to pay the prices we project for our products, our business may never materialize.

Certain localities may reject eVTOL operations due to a perceived risk of safety or burden on local communities from eVTOL operations.

The safety record of the H1-X will depend on factors external to the vehicle and the understanding of which is currently being constructed, such as the integration of the use of the H1-X with other aircraft operating in the same urban airspace. If the prediction of important characteristics of the system, such as route placement, vehicle separation and communication protocols, is not accurate, or if these considerations are not properly taken into account, it could materially adversely affect our business, financial condition and results of operations.

The approval of local authorities of the operation of the eVTOLs will be influenced by the public opinion about the burdens imposed by the vehicle operations. Local populations, being potential users of our aircraft or not, may perceive the external noise of the vehicles, visual pollution and changes in the neighborhood provoked by aircraft operations to be unreasonable with respect to the benefits brought by the vehicles in terms of traffic congestion reduction and decrease in travel times. If that is the case, the demand for the H1-X and our operations may be negatively affected.

7

Crashes, accidents or incidents of eVTOL aircraft involving us or our competitors could have a material adverse effect on our business, financial condition, and results of operations.

Test flying prototype aircraft is inherently risky, and crashes, accidents or incidents involving our aircraft are possible. Any such occurrence involving our aircraft may negatively impact our development, testing and certification efforts, and could result in re-design, certification delay and/or postponements or delays to our product launch. In addition, the operation of aircraft is subject to various risks, and we expect demand for our products to be impacted by accidents or other safety issues regardless of whether such accidents or issues involve our aircraft. Such accidents or incidents could also have a material impact on our ability to obtain FAA certification for our aircraft, or to obtain such certification in a timely manner. Such events could impact confidence in a particular aircraft type or the air transportation services industry as a whole, particularly if such accidents or disasters are due to a safety issue. We believe that regulators and the general public are still forming their opinions about the safety and utility of UAM, their advanced flight control software capabilities and their operation in and around urban areas. An accident or incident involving either our aircraft or a competitor’s aircraft while these opinions are being formed, could have a disproportionate impact on the longer-term view of the emerging UAM market.

We are at risk of adverse publicity stemming from any public incident involving our company, our people, our brand or other companies in our industry. If our aircraft, or other types of aircraft are involved in a public incident, accident, cyberattack or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such matter. If our insurance is inapplicable or inadequate, we may be forced to bear substantial losses. In addition, any such incident could create an adverse public perception, which could harm our reputation, and result in consumers being reluctant to purchase our aircraft, which could adversely impact our business, results of operations, financial conditions and prospects.

We may be unable to obtain regulatory approvals required to manufacture and commercialize our aircraft.

Our ability to manufacture and sell our product depends on outside government regulation such as the FAA (Federal Aviation Administration), FTC (Federal Trade Commission), U.S. Department of Transportation, Federal Travel Regulations, and other relevant government laws and regulations and requires certain regulatory authorizations and certifications. While we anticipate being able to obtain the required authorizations and certifications, we may be unable to do so on the timeline we project or at all. If we fail to obtain any of the required authorizations or certificates, or to do so in a timely manner, or any of these authorizations or certificates are modified, suspended or revoked after we obtain them, we may be unable to launch product sales or do so on the timelines we project, which may have an adverse impact on our business, financial condition and results of operations. In addition, if any changes to such laws and regulations make it too costly or otherwise make it unfeasible for us to manufacture and sell our products, your investment in us would be affected.

Our business model is contingent on our aircraft being classified as “Light Sport Aircraft” (“LSA”) under new proposed FAA regulations. To achieve LSA classification, our aircraft must satisfy specific requirements outlined by the FAA. Failure to meet these strict requirements could result in our aircraft not being eligible for LSA classification. If our aircraft do not qualify as LSAs due to non-compliance with FAA regulations, our operations, revenue, and future prospects may be significantly impacted. We may face restrictions on our target market, reduced customer demand, and increased compliance expenses. Furthermore, being unable to classify as an LSA could subject us to more stringent regulations, leading to potential delays and higher costs in obtaining necessary certifications. Any inability to meet the required criteria may have adverse effects on our financial condition and operational capabilities.

If current airspace regulations are not modified to increase air traffic capacity, our business could be subject to considerable capacity limitations.

A failure to increase air traffic capacity in the airspace serving our target markets could have a material adverse effect on our business. Weaknesses in the National Airspace System and the Air Traffic Control (“ATC”) system, such as outdated procedures and technologies, could result in capacity constraints prohibiting or limiting the ability of our customers to operate our aircraft. While our aircraft is designed to operate in the National Airspace System under existing rules, our business at scale will likely require airspace allocation for UAM operations and could result in regulatory changes. Our inability to obtain sufficient access to the National Airspace System or to comply with any regulatory changes could increase our costs of our aircraft, which could reduce demand and have an adverse impact on our business, financial condition and results of operations.

8

Our product could fail to achieve acceptance.

It is possible that our aircraft will fail to gain market acceptance for any number of reasons, including, perceived safety, price point, competition, and the ability of purchasers or lessees of our aircraft to obtain operator licenses. If our products fail to achieve acceptance in the marketplace, this would materially and adversely impact the value of your investment.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured prototypes for our Y6, XS, and H1 P1 models. Delays or cost overruns in the development of our aircraft and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, and changes to design and regulatory hurdles. In addition, we may be unable to obtain the regulatory approvals necessary to sell our products. Any of these events could materially and adversely affect our operating performance and results of operations.

Our competitors may commercialize their technology before us.

We believe that the primary sources of competition for our service are ground-based mobility solutions, eVTOL facilitated aerial ridesharing services, and other eVTOL developers/operators. If new or existing aerospace companies launch competing solutions in the markets in which we intend to sell our products, or obtain large-scale capital investment, we may face increased competition. Many of our current and potential competitors are larger and have substantially greater resources than we have and expect to have in the future, which may allow them to devote greater resources to the development, certification and marketing of their products and services or to offer lower prices. Our competitors may also establish strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings. Some have more experience in the aerospace industry than we have, and foreign competitors could benefit from subsidies or other protective measures offered by their home countries. Any of the foregoing could harm our business, financial condition, operating results and prospects.

Our aircraft may fail to achieve performance expectations.

Our aircraft may fail to achieve our performance expectations. For example, our aircraft may have a higher noise profile or have shorter maximum range than we estimate. Our aircraft also use a substantial amount of software code to operate. Software products are inherently complex and often contain defects and errors when first introduced. We may incur significant costs to address any performance issues, or if not detected or addressed, such issues could negatively impact our business, financial condition, operating results and prospects. While we have performed extensive testing, in some instances we are still relying on projections and models to validate the expected performance of our aircraft. To date, we have been unable to validate the performance of our aircraft over the expected lifetime of the aircraft.  We expect to introduce new and additional features and capabilities to the aircraft over time. We may be unable to develop or certify these upgrades in a timely manner or at all which may have an adverse impact on our business, financial condition and results of operations.

We may not be able to produce aircraft in the volumes and on the timelines we project.

There are significant challenges associated with producing aircraft in the volumes that we are projecting. As we are in development stage, we have not yet established a manufacturing facility or manufacturing processes. The aerospace industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing aircraft, long lead times to bring aircraft to market, the need for specialized design and development expertise, extensive regulatory requirements, the challenge of establishing a brand name and image and the need to establish maintenance and service locations. As a future manufacturer of electric aircraft, we will face a variety of added barriers to entry including additional costs of developing and producing an electric powertrain, regulations associated with the transport of batteries and unproven customer demand for a fully electric UAM eVTOL.

9

The timing of our production ramp depends upon finalizing certain aspects of the design, engineering, component procurement, testing, build out, and manufacturing plans in a timely manner and upon our ability to execute these plans within the current timeline. It also depends on being able to obtain timely Production Certification from the FAA and sufficient staffing to support production objectives. If we are unable to obtain the funds required on the timeline that we anticipate, our plans for building our manufacturing plants could be delayed. If any of the foregoing risks occurs, it could adversely affect our business, financial condition, operating results and prospects.

Our financial statements include a going concern note.

We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering, we may not accurately anticipate how quickly we may use the funds and whether these funds are sufficient to bring the business to profitability.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We have two design patents pending and one approved and published, in addition to trademarks, copyrights, internet domain names, and trade secrets (including issued Patent No. US D978,717 S). Competitors may misappropriate or violate the rights owned by us. We intend to continue to protect our intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may be costly. We also own several trademarks and domain names. Companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management’s attention from our core operations.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants. As we grow, we may need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

10

We rely on third parties to provide services essential to the success of our business.

We rely and shall rely on third parties to provide a variety of essential business functions for us, including software development, design, and manufacturing. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner, which could materially damage our brand, business, prospects, financial condition and operating results.

We depend on technology and advanced information systems, which may fail or be subject to disruption.

There are no assurances that our software and website will be uninterrupted or fully secure, or that users will be willing to access, adopt, and use our website and software. Further, our software systems may be the target of malicious attacks seeking to identify and exploit weaknesses in our software. Cyber-attacks may target vendors, customers or other third parties, or the communication infrastructure on which they depend. Despite good faith efforts by us to mitigate the risks associated with cyber-attacks through various security protocols, an attack or a breach of security could result in a loss and theft of private data, violation of applicable privacy and other laws, significant legal and financial exposure, damage to reputation, and a loss of confidence in security measures, any of which could have a materially adverse effect on our business.

The integrity, reliability, and operational performance of our information technology (“IT”) infrastructure are critical to our operations. Our IT infrastructure may be damaged or interrupted by increases in usage, human error, unauthorized access, natural hazards or disasters, or similarly disruptive events. Furthermore, our systems may be unable to support a significant increase in traffic or increase in user numbers, whether as a result of organic or inorganic growth of the business. While we have taken several measures to safeguard against a failure of our IT infrastructure, or the telecommunications and/or other third-party infrastructure on which such infrastructure relies, could lead to significant costs and disruptions that could reduce revenue, damage our reputation, and have a materially adverse effect on our operations, financial performance, and prospects.

We intend to institute business continuity procedures and security measures to protect against network or IT failure or disruption. However, these procedures and measures may not be effective against all forms of disruptions and may not ensure that we are able to carry on our business. Should these measures and protections fail to operate as intended or at all, they may not prevent a material disruption to our operations, and the consequence of such would have a materially adverse effect on our financial performance and prospects.

We do not guarantee that the use of applications and systems designed for system security will effectively counter evolving security risks or address the security concerns of existing and potential users. Any failures in our security measures could have a materially adverse effect on our business, financial condition, and results of operations. In addition, our controls may not be effective in detecting or preventing any intrusion or other security breaches, or safeguarding against sabotage, hackers, viruses, and other forms of cybercrime. Any failure in these protections could harm our reputation and have a materially adverse effect on our operations, financial performance, and prospects.

We store investor, customer and vendor personal and other sensitive information/digital data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data and/or theft and criminal use of our information. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation, and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our investor, customer or vendor data, our relationships with our investors, customers, vendors, and/or other third parties will be severely damaged, and we could incur significant liability.

Since techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and any third-party hosting facility that we may use, may be unable to anticipate these techniques or to implement adequate preventative measures.

11

Procuring, manufacturing and selling our products internationally may present risks.

Certain components of our aircraft may be procured and/or manufactured internationally. We also may sell our aircraft internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, there is currently a risk that a future coronavirus outbreak or another global pandemic could disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for design, manufacturing, regulatory approval, marketing, selling and distributing our products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

Risks Related to the Offering of our Preferred Shares.

This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised.

We are offering Preferred Shares in the amount of up to $44,919,000 in this offering, but may sell much less. This offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

If we cannot raise sufficient funds, we may not succeed.

Even if the maximum amount is raised in this offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

12

No public trading market currently exists for our Preferred Shares.

There is no public market for our Preferred Shares. Until our Preferred Shares are listed on an exchange, if ever, you may not sell your Preferred Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Preferred Shares promptly or at all. If you are able to sell your Preferred Shares, you may have to sell them at a substantial discount to the price you paid for the Preferred Shares.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this offering, we may need to engage in common equity, debt or preferred stock financings in the future. Your rights and the value of your investment in the Preferred Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Preferred Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Holders of our Preferred Shares have no voting rights.

Subject to applicable law and, except as mentioned in our organizational documents, the holders of Preferred Shares have no voting rights, management or control rights or influence or vote on any corporate matters, and the voting stockholders and directors may take actions of which a majority of the holders of Preferred Shares disapprove. In assessing the risks and rewards of an investment in the Preferred Shares, investors must be aware that they are relying solely on the good faith, judgment, and ability of our directors, officers, employees and holders of our voting shares, to make appropriate decisions in respect to our management, and the holders of Preferred Shares will be subject to the decisions of our directors, officers, employees and holders of our voting shares.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Florida, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Florida, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors’ costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

13

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Florida, which governs the agreement, by a federal or state court in the State of Florida. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we may consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

Using a credit card to purchase shares may impact the return on your investment.

Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the StartEngine Primary processing fee. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment.

The SEC’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

You must keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Preferred Shares, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Preferred Shares for you (and many brokers refuse to hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

14

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the price that new investors are paying for their Preferred Shares with the effective cash price paid by existing stockholders assuming that the shares are sold at $3.10 per share. It also includes the maximum 20% of Bonus Shares. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to our insiders and previous investors than just including such transactions for the last 12 months, which is what the Commission requires.

The following table presents the approximate effective cash price paid for all our shares and potential shares issuable by the Company as of February 24, 2026.

	Date Issued	Issued Common Shares	Potential Common Shares	Total Issued and Potential Shares	Effective Cash Price Per Share	Proceeds

Common Stock (1)	2021	50,585,000		50,585,000	$0.00	$12,980
Common Stock - CF 1 (2)	2021	1,596,476		1,596,476	$0.22	$345,116
Common Stock - CF 1(2)	2022	3,109,568		3,109,568	$0.23	$706,195
Series Seed 1 Preferred Stock-CF 2 (3)	2022		780,740	780,740	$1.72	$1,343,260
Series Seed 1 Preferred Stock-CF 2 (3)	2023		519,808	519,808	$1.95	$1,012,838
Series Seed 1 Preferred Stock-CF 3 (4)	2023		1,115,440	1,115,440	$2.02	$2,248,124
Series Seed 1 Preferred Stock - Reg D (5)	2024		85,230	85,230	$2.48	$211,370
Class A Common Stock (6)	2024		30,141	30,141	$1.56	$47,020
Series Seed 2 Preferred Stock-CF 4 (7)	2024		932,806	932,806	$1.98	$1,842,737
Series Seed 2 Preferred Stock-CF 5 (8).	2025		626,243	626,243	$2.14	$1,340,644
Series Seed 2 Preferred Stock-CF 6 (9).	2025		809,353	809,353	$2.10	$1,697,575
Series Seed 3 Preferred Stock-CF 7(10).	2026		657,064	657,064	$2.75	$1,805,048
Stock Options and Warrants	2022-2025		12,121,236	12,121,236	$0.85	$19,348,211

Total Common Share Equivalents		55,291,044	17,678,061	72,969,105	$0.31	$22,961,118

Investors in this Offering
Series Seed 3 Preferred Stock- (11)	2026		16,800,000	16,800,000	$3.10	$43,400,000

Total, including this offering		55,291,044	34,478,061	89,769,105	$0.74	$66,361,118

________________

(1)	Common stock issued to the founder of the Company including one million shares which were converted into Class B Common Stock.
(2)	Common stock issued to investors in our first crowdfunding round.
(3)	Series Seed 1 Preferred Stock issued to investors in our second crowdfunding round.
(4)	Series Seed 1 Preferred Stock issued to investors in our third crowdfunding round.
(5)	Series Seed 1 Preferred Stock issued to investors in a Reg D round.
(6)	Class A Common Stock issued to investor who exercised options.
(7)	Series Seed 2 Preferred Stock issued to investors in our fourth crowdfunding round.
(8)	Series Seed 2 Preferred Stock issued to investors in our fifth crowdfunding round
(9)	Series Seed 2 Preferred Stock issued to investors in our sixth crowdfunding round
(10)	Series Seed 3 Preferred Stock issued to investors in our seventh crowdfunding round
(11)	Assumes 14,000,000 Series Seed 3 Preferred Stock are sold at $3.10 per share as well as 2,800,000 Bonus Shares issued as part of this offering

15

The following table demonstrates the dilution that new investors will experience upon investment in the Company. The price per share in this table reflects the price of Series Seed 3 Preferred Share in the Offering of $3.10 as well as the 3.5% Investor Transaction Fee. It also assumes the maximum 20% of Bonus Shares. This table uses the Company’s net tangible book value as of September 30, 2025 of $703,137 which is derived from the net equity of the Company in the September 30, 2025 unaudited financial statements. This tangible net book value is then adjusted to contemplate conversion of all other convertible instruments outstanding as of September 30, 2025 that would provide proceeds to the Company, which assumes exercise of all warrants and stock options outstanding. While not every outstanding warrant or option may be exercised, we believe that it is important to identify the potential dilution that could occur upon the exercise of all existing securities issued by the Company. To further illustrate the dilution that investors may experience, the second and third tables illustrate dilution including authorized, but unissued stock options, and solely on the basis of outstanding equity securities, respectively.

On the Basis of Full Conversion of Issued Instruments	$12,400,000 Raise	$27,900,000 Raise	$43,400,000 Raise

Price Per Share	$3.10	$3.10	$3.10
Shares Issued (1)	4,800,000	10,800,000	16,800,000
Capital Raised (2)	$12,834,000	$28,876,500	$44,919,000
Less Offering Costs (3)	$1,331,710	$2,194,473	$3,237,235
Net Offering Proceeds	$11,502,290	$26,682,028	$41,681,765
Net Tangible Book Value Pre-Financing (4)	$11,051,348	$11,051,348	$11,051,348
Net Tangible Book Value Post Financing	$22,553,638	$37,733,376	$52,733,113

Shares Issued and Outstanding Pre-Financing (5)	74,601,908	74,601,908	74,601,908

Total Post Financing Shares Issued and Outstanding (2)	79,401,908	85,401,908	91,401,908

Net Tangible Book Value Per Share Prior To Offering	$0.15	$0.15	$0.15
Increase Per Share Attributable To New Investors	$0.14	$0.29	$0.43
Net Tangible Book Value Per Share After Offering	$0.28	$0.45	$0.58
Dilution Per Share To New Investors ($)	$2.82	$2.65	$2.52
Dilution Per Share To New Investors (%)	0.91%	0.85%	0.81%

________________

(1)	Assumes maximum Bonus Shares of 20%.
(2)	Includes the Investor Fee Per share of 3.5%.
(3)	Assumes 4.5% commission, 2% Payment Processing Fees and as well as $497,500 in fixed offering costs.
(4)

Net Tangible Book Value is adjusted for conversion proceeds of 10,680,726 outstanding stock options and 90,510 outstanding warrants, providing proceeds of $9,347,711 to net tangible book value. Also assumes conversion of 3,568,395 authorized, but unissued stock options.

(5)	Assumes conversions of outstanding stock options and warrants as well as authorized unissued stock options as of September 30, 2025.

16

The next table is the same as the previous, but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 2,389,867 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

The final table is the same as the previous two, but removes the assumptions of conversion of options, and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

On the Basis of Full Conversion of Outstanding Preferred Shares only	$12,400,000 Raise	$27,900,000 Raise	$43,400,000 Raise

Price Per Share	$3.00	$3.00	$3.00
Shares Issued (1)	4,800,000	10,800,000	16,800,000
Capital Raised (2)	$12,834,000	$28,876,500	$44,919,000
Less Offering Costs (3)	$1,331,710	$2,194,473	$3,237,235
Net Offering Proceeds	$11,502,290	$26,446,028	$41,445,765
Net Tangible Book Value Pre-Financing (4)	$375,442	$375,442	$375,442
Net Tangible Book Value Post Financing	$11,877,732	$27,057,470	$42,057,207

Shares Issued and Outstanding Pre-Financing (5)	60,190,805	60,190,805	60,190,805

Total Post Financing Shares Issued and Outstanding (2)	64,990,805	70,990,805	76,990,805

Net Tangible Book Value Per Share Prior To Offering	$0.01	$0.01	$0.01
Increase Per Share Attributable To New Investors	$0.19	$0.37	$0.53
Net Tangible Book Value Per Share After Offering	$0.19	$0.38	$0.55
Dilution Per Share To New Investors ($)	$2.91	$2.72	$2.55
Dilution Per Share To New Investors (%)	0.94%	0.88%	0.82%

________________

(1)	Assumes maximum Bonus Shares of 20%
(2)	Includes the Investor Fee Per share of 3.5%
(3)	Assumes 4.5% commission, 2% Payment Processing Fees and as well as $497,500 in fixed offering costs.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by us. The investor’s stake in a company could be diluted due to the Company issuing additional shares of common stock or securities convertible into shares of common stock. In other words, when the Company issues more securities, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

17

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares, or other equity securities in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2019, Ben invests $20,000 in shares that represent 2% of a company valued at $1 million.

•	In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Ben now owns only 1.3% of the Company but his stake is worth $200,000.

•	In June 2020, the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Ben now owns only 0.89% of the Company and his stake is worth only $26,660.

This type of dilution might also happen upon the conversion of convertible notes, stock options or warrants into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of our capital stock, or expecting each Preferred Share to hold a certain amount of value, it is important to realize how the value of the Preferred Shares can decrease by actions taken by us. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

18

PLAN OF DISTRIBUTION

The Company is offering up to 16,800,000 shares of its Series Seed – 3 Preferred Stock consisting of 14,000,000 shares of Series Seed – 3 Preferred Stock to be sold for cash consideration, plus up to 2,800,000 to be issued as Bonus Shares to investors as described in this Offering Circular. No additional consideration will be received by the Company for the issuance of Bonus Shares and the Company will absorb the cost of the issuance of the Bonus Shares. The Company intends for this offering to continue until one year following qualification by the SEC, or until sooner terminated by the Company.

We plan to market the securities in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular or “testing the waters” materials on an online investment platform.

Any participation of our officers and directors in selling efforts for all classes of securities in this Offering will be conducted in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities.

The Offering will terminate at the earliest of: (1) the date at which the maximum offering amount has been sold, (2) the date which is three years from this offering being qualified by the Commission, and (3) the date at which the offering is earlier terminated by us at our sole discretion.

The Company may undertake one or more closings on a rolling basis. For additional information regarding this process, see “— Subscription Procedures,” below. Once an investor has tendered funds to purchase securities in this offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the Broker must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in a segregated deposit account pending closing or termination of the offering.

After each closing, funds tendered by investors will be available to the Company.

DealMaker Services

DealMaker Securities, LLC (the “Broker”), a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

The aggregate compensation payable to the Broker and its affiliates are described below.

19

Administrative and Compliance Related Functions

Broker will provide administrative and compliance related functions in connection with this offering, including

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;
•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
•	Coordinating with third party agents and vendors in connection with performance of services;
•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
•	Providing a dedicated account manager;
•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
•	Reviewing with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
•	Providing white labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools
•	Reviewing with the Company on question customization for investor questionnaire;
•	Reviewing with the Company on selection of webhosting services;
•	Reviewing with the Company on completing template for the offering campaign page;
•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
•	Providing advice to the Company on preparation and completion of this Offering Circular;
•	Advising the Company on how to configure our website for the offering working with prospective investors;
•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;
•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and
•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services will not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay the Broker a cash commission equal to four and one-half percent (4.5%) of the amount raised in the Offering not to exceed $2,021,355, if fully subscribed and the total from the Investor Fee is included. The Broker has also been paid $27,500 as a one-time advance of accountable expenses.

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker, an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering. For these services, we have agreed to pay DealMaker a one-time $10,000, plus a monthly payment of $2,000 for up to three months ($6,000) for accountable expenses. Once the offering commences, DealMaker will charge $2,000 per month in account management fees for its services. DealMaker would receive total underwriting compensation of $34,000.

20

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services, including some supplemental services on a case-by-case basis. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these ongoing services, the Company has paid Reach compensation prior to the commencement of the Offering a one-time payment of $20,000 plus monthly payments of $11,000 for up to three months ($33,000) for accountable expenses, which will be returned if not incurred. After the commencement of the Offering, Reach will be paid $11,000 per month (not to exceed $99,000 in aggregate) while the Offering is ongoing. In addition the Company may pay Reach up to an additional $250,000 for various marketing services to be determined on a case-by-case basis at the Company’s discretion. The maximum compensation paid to Reach is $402,000.

The maximum compensation to be paid to Broker and affiliates is $2,484,855 (4.64%) of the Offering proceeds. There is no compensation to be paid on the issuance of the bonus shares.

The Broker has not investigated the desirability or advisability of investment in the Series Seed-3 Preferred Stock, nor approved, endorsed or passed upon the merits of purchasing the Preferred Stock. Under no circumstances will the Broker recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. The Broker does not purchase any securities from the Company with a view to sell those for the Company as part of the distribution of the security. Broker is not distributing any Offering Circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

Subscription Procedures

Subscription Via invest.radintel.ai Website.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website at invest.Doroni.io This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week at this website integrates DealMaker’s technology and allows prospective investors to subscribe for the purchase of the Company’s Series Seed-3 Preferred Stock. A prospective investor will electronically complete, sign and deliver to us an executed subscription agreement, the form of being included as Exhibit 4.1 to this Offering Statement, of which this Offering Circular is part.

The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. Broker and the Company will confirm any Bonus Shares to be issued to each investor, which will require no effort on the part of the investor during the subscription process. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company, and the purchase shares and eligible Bonus Shares will be issued to the investor.

21

Payment and Closing Procedures

Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, and checks will not be accepted. Investors will subscribe via the invest.Doroni.io website and investor funds will be processed via DealMaker’s integrated payment solutions.

Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

A holdback is a small amount of the gross proceeds that is retained with the entity that manages the payment processing rails in a processing account for an issuer. This holdback is to ensure the prompt collection of payment processing fees (the costs for the movement of funds from the investors to the issuer for Wires, ACH, and credit card payments), any investor refund/cancellation processing, and any returns/non-sufficient funds processing on settlement of the investor gross proceeds. The latter two, being the predominant use of the holdback, since the timing of cash needs for the processing of those refund/cancellation/settlement issues are entirely outside of the control of the payment processor and is unpredictable. In some cases, these processes are subject to banking laws that automatically deduct funds from the original receiving account. When funds are not present for processing those deductions, it will create additional settlement issues within the ACH processing network.

The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Once an investor has tendered funds to purchase securities in this Offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the broker-dealer must perform certain processes related to its regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the broker-dealer will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in the Company’s payment processor account. Once the information pertaining to the subscription agreement has been completed, the investor receives an email regarding the progress of the investment, restating the amount of funds tendered and number of securities purchased, and that the funds are available to be disbursed to the Company at a closing. In the event the Broker is unable to clear a subscription agreement, the investor’s funds are returned in full. In order to be cost efficient, closing only occurs approximately once a month. Once a closing takes place, in addition to funds being released to the Company, the transfer agent is notified for the purpose of adding the investor and corresponding number of securities to the Company’s stock ledger.

Investor Transaction Fee

As part of the subscription process, investors will be responsible for the Investor Transaction Fee in the amount of 3.5% of the purchase amount paid by investors at the time of investment. This fee is intended to offset expenses associated with the processing of each investment, such as AML/KYC compliance. The Broker will earn commissions on the Investor Transaction Fee. As provided in Section 1(b) of the subscription agreement, this fee will count towards each investor’s investment limitations of 10% of income or net worth as required by Rule 251(d)(2)(C).

Commissions and Discounts
	Per Share	Maximum
Public Offering Price	$3.1000	$43,400,000
Investor Transaction Fee	$0.1085	$1,519,000
Broker Commission	$0.1444	$2,021,355
Proceeds, before expenses	$3.0641	$42,897,645

22

Certain investors in this offering are eligible to receive Bonus Shares of Series Seed-3 Preferred Stock for no additional consideration. The amount of Bonus Shares investors in this offering are eligible to receive and the criteria for receiving such Bonus Shares is as follows:

(i)	Investment Amount. Investors will be eligible to receive Bonus Shares based on the amount of their investment in this offering. The below table summarizes the available bonus and other perks by amount invested:

Amount Invested	Perks
$2,500.00	Receives 5% Bonus Shares and a Doroni Cap and T-Shirt
$5,000.00	Receives 7% Bonus Shares and a Doroni Cap and T-Shirt
$10,000.00	Receives 10%, Bonus Shares, a Doroni Cap and T-Shirt and invite to the unveiling of the H1-X (1)
$15,000.00	Receives 15%, Bonus Shares, a Doroni Cap and T-Shirt and invite to the unveiling of the H1-X (1)
$20,000.00	Receives 18%, Bonus Shares, a Doroni Cap and T-Shirt and invite to the unveiling of the H1-X (1)
$25,000.00	Receives 20%, Bonus Shares, a Doroni Cap and T-Shirt and invite to the unveiling of the H1-X (1)

(1) If the unveiling of the H1-X event occurs before the investment date, this perk will no longer apply to that investment. The event is currently planned to be held on March 26, 2026.

(ii) Existing Doroni Investor and existing H1-X pre-order holders (who also placed a deposit), will be eligible to receive Bonus Shares if they also invest in this Offering. Each such investor that invests in this offering will receive additional Bonus Shares equal to 10% of the number of shares purchased, rounded down to the nearest whole share.

(iii) Any investor who registers for the Company’s H1-X unveiling event (also called Soul of the Sky Event) currently planned for March 26, 2026 and then (i) invests using the same email provided for the registration to the event and, (ii) invests within three weeks from the date of the event, will receive additional Bonus Shares equal to 5% of the number of shares purchased, rounded down to the nearest whole share.

The maximum amount of total bonus shares an investor can receive on a single investment in this Offering is 20%.

Investors in this offering are only eligible to receive all of the Bonus Share and other perks described above. As stipulated above most Bonus Shares any individual investor is eligible to receive is 20%.

As an example, This means that any existing Doroni Investor or an H1-X pre-order holder (who has also placed a deposit) and who also registered for the unveiling of the H1-X event who invests $2,500 or more in this offering, will receive the maximum allowed number of Bonus Shares which is 20% of the shares purchased. Bonus Shares will be applied to each investor following the completion of the subscription in the Offering. The Broker and the Company will verify eligibility through records maintained for pre-orders as well as for previous investments and for investments in this offering.

23

Transfer Agent and Registrar

DealMaker Transfer Agent will serve as transfer agent to maintain shareholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our shareholder register.

Provisions of Note in Our Subscription Agreement

Forum Selection Provision

The subscription agreement that investors will execute in connection with the offering includes a forum selection provision that requires any claims against the Company based on the agreement to be brought in a state or federal court of competent jurisdiction in the State of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. To the extent it is enforceable, the forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. The Company has adopted the provision to limit the time and expense incurred by its management to challenge any such claims. As a company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. For both provisions, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including any claim under federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law. Investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

24

USE OF PROCEEDS

The table below presents three scenarios for how the Company intends to use the proceeds of this Offering.

	Scenario 1%		Scenario 2%		Scenario 3%

Total Raise (excludes value of Bonus Shares)	$12,400,000		$27,900,000		$43,400,000
Transaction Fees Charged To Investors	$434,000		$976,500		$1,519,000

Offering Expenses
Commissions (1)	$(834,210)		$(1,876,973)		$(2,919,735)
Payment Processing(1)	$(256,680)		$(577,530)		$(898,380)
Legal	$(75,000)		$(75,000)		$(75,000)
Accounting	$(15,000)		$(15,000)		$(15,000)
DealMaker fixed fees (2)	$(463,500)		$(463,500)		$(463,500)

Net Proceeds	$11,446,290		$26,446,028		$41,445,765

Estimated Expenses
Research and Development	$6,451,661	56%	$15,526,425	58%	$25,280,104	61%
General, Administrative and sales	$1,144,629	10%	$2,644,603	10%	$3,315,661	8%
Sales and Marketing (3)	$3,850,000	34%	$8,475,000	32%	$12,850,000	31%

Use of Proceeds	$11,446,290		$26,446,028		$41,445,765

(1) Includes 4.5% commission payable to DealMaker and 2% payment processing fee.
(2) The DealMaker fixed fees include $250,000 of additional marketing services that may not be incurred.
(3) Includes primarily marketing and advertising expenses related to this offering.

Total Offering costs	$1,387,710		$2,430,473		$3,473,235

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

The allocation of the net proceeds of the offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this offering for other purposes.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

25

OUR BUSINESS

This discussion should be read in conjunction with the other sections of this offering Circular, including “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.

Company Overview

Doroni Aerospace, Inc. (the “Company” or “Doroni” “we” “us” or “ours”) is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. Our go-to-market product currently under development, the Doroni HI, is a two-seater personal eVTOL. We are targeting a Light Sport Aircraft (“LSA”) certification with the Federal Aviation Administration (‘FAA”) ahead of our anticipated product launch in 2028.

We were founded with the intention of delivering eVTOL technology directly to consumers, offering a safety-centric mobility option that allows people to intuitively transport themselves at a fraction of the time possible with traditional automobiles. With commercial air taxi operations around the corner, personal eVTOLs represent a paradigm shift in urban transportation with the potential to bring sustainability to our transportation ecosystems and efficiency to the way we commute, ship goods, and respond to emergencies and natural disasters.

Our mission is to democratize the power of flight. We ultimately envision that our eVTOLs will serve as a clean transportation solution for individuals, families, first responders, law enforcement, and the military. Simplicity and safety are among our core guiding principles, informing everything from product design, and customer/user experience, to scaling our technology. The Doroni HI-X eVTOL’s easy-to-use control system, intuitive flight design, and quick deployment were engineered to simplify the inherent complexities of helicopter and airplane flight, potentially making it accessible without the need for a traditional, commercial heavy aircraft pilot’s license that requires years of flight training.

Our global team possesses decades of cumulative experience in the aerospace, electronics, software engineering, and battery technology fields and has the ingenuity and drive to help get the industry off the ground. We believe the transportation sector, and the world at large, stands at an inflection point and we are positioning ourselves to deliver a disruptive technological change to commuter transportation.

We anticipate that we will operate direct sales channels primarily to first responders, police markets and high net worth flight enthusiasts, brand experience stores, pop-up locations in key U.S. and European markets, as well as online sales.

We were initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

Current Prototypes

Hl Pl: The H1 Pl is a full-scale flying model and a fully working cockpit simulator with software avionics and computer systems. The Doroni Hl Pl is a two-seat personal eVTOL vehicle. Our team designed, built, tested, and successfully hovered and flew vertically and horizontally the 1850 lb. full-scale Hl Pl prototype.

Hl X: The current HIX eVTOL prototype (“Hl X”) under development is the successor to three previous prototypes developed by the company - the Y6, XS, and Hl Pl prototypes.

Subject to successful financing, our target is to submit the Hl X to the FAA for certification in late 2027 and proceed to commercial production in 2028.

26

Competitors and Industry

Market Overview

In 2020, the transportation sector generated the largest share of greenhouse gas emissions in the U.S., adding to the fact that state and local governments spent $204B on highways and roads the previous year.1 Transportation, as it stands, is dealing massive damage to our planet and forces us to rely on infrastructure that is both costly and unsustainable.2 The White House has taken major steps to combat the problem, committing $39B to modernize transit and reduce carbon emissions via the Bipartisan Infrastructure Law.3

According to Deloitte’s Advanced Air Mobility (“AAM”) Report, regarding disrupting the future of mobility, “with urbanization and population growth driving congestion in cities, AAM promises to save passengers time, improve productivity and quality of life, increase accessibility for rural and disadvantaged communities, and expand access to goods and services.”4

Commercial air taxi operations in the US are projected to begin as early as 2026, but the creation of an entirely new eVTOL market is already well underway. Over $6B was invested in eVTOLs, and 5 of the largest air taxi companies went public for a combined market cap of $10.7B in 2021. Morgan Stanley ultimately projects the market to climb to $1 trillion by 2040, and as much as $9 trillion by 2050.

United States Air Mobility Regulation

As defined by the FAA, Urban Air Mobility (UAM) enables highly automated, cooperative, passenger or cargo-carrying air transportation services in and around urban areas. UAM is a subset of the Advanced Air Mobility (AAM) concept under development by the Federal Aviation Administration (FAA), National Aeronautics and Space Administration (NASA), and the industry as a whole. As a subset of AAM, UAM focuses on operations moving people and cargo in metropolitan and urban areas. The FAA’s Concept of Operations (ConOps) provides an evolving vision that continues to guide research on how to best assist UAM operations in the National Airspace System (NAS) as demand and volume grow.

In October 2024, the FAA published the ‘final rule’ for powered-lift operations, a comprehensive document outlining the necessary certification, operating rules, and other amendments essential for integrating these innovative aircraft into our existing National Airspace System (NAS). At the time of publication, FAA Administrator Mike Whitaker stated, “The FAA will continue to prioritize the safety of our system as we work to seamlessly integrate innovative technology and operations. This final rule provides the necessary framework to allow powered-lift aircraft to safely operate in our airspace… this historic rule will pave the way for accommodating wide-scale Advanced Air Mobility (AAM) operations in the future.” This rule was a landmark achievement, creating the first new category of aircraft in nearly 80 years and establishing a clear pathway for certifying and operating eVTOLs for commercial use.

The National Aeronautics and Space Administration continues to assist the FAA in developing air traffic management solutions for the future of Urban Air Mobility, which include multiple use cases for eVTOL aircraft such as cargo transportation, military and law enforcement support, and emergency/natural disaster response. In addition, the US Air Force’s AFWERX Agility Prime Program remains a key initiative, partnering with the commercial eVTOL industry to accelerate this third revolution in aerospace and establish a new class of air mobility systems.

________________________

1 https://www.urban.org/policy-centers/cross-center-initiatives/state-and-local-finance-initiative/state-and-local- backgrounders/highway-and-road-expenditures

2 https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions/

3 https://www.whitehouse.gov/bipartisan-infrastructure-law/; and https://www.whitehouse.gov/briefing-room/statements-releases/2021/l1/06/fact-sheet-

4 https://www2.deloitte.com/us/en/insights/industry/aerospace-defense/advanced-air-mobility.html

27

The FAA MOSAIC RULES

In July 2025, the FAA published its final rules to enhance the safety and performance of light sport aircraft. The finalized Modernization of Special Airworthiness Certification (MOSAIC) rule puts performance-based safety standards around larger aircraft by fundamentally expanding the definition of a Light-Sport Aircraft (LSA). The rule encourages manufacturers to make LSA operations safer and more versatile while maintaining rigorous safety standards. Under the final rule, an LSA’s classification is no longer based on a strict weight limit but on its performance, primarily a clean stall speed of Vs1 <= 59 knots CAS. This change brings aircraft weighing as much as 3,000 pounds (or more, in some cases) into the LSA regulatory framework, allowing for larger and more capable designs. The rule also expands the privileges for sport pilots, allowing them to operate more complex aircraft (including those with up to four seats), fly at night, and conduct certain aerial work operations, although they remain limited to carrying only one passenger.

Regulatory Impact of the MOSAIC Rule on the Doroni H1-X

The FAA’s Modernization of Special Airworthiness Certification (MOSAIC) final rule directly impacts the Doroni H1-X by establishing the specific regulatory framework under which the aircraft can be certified, manufactured, and operated. The rule’s shift to performance-based standards, rather than strict weight limitations, is the key provision that accommodates the H1-X design within the Light-Sport Aircraft (LSA) category. The following is management’s current analysis of the impact of the new regulations on the H1-X:

Aircraft Certification Process

•	Defined Certification Pathway: MOSAIC provides a certification pathway for the H1-X as a Light-Sport Category Aircraft. This process utilizes industry-developed consensus standards, which is intended to be more streamlined and less costly than the type certification required for transport category aircraft (e.g., large air taxis).

•	Performance-Based Metrics: The rule eliminates the 1,320-pound weight limit and instead uses performance metrics. For powered-lift aircraft like the H1-X, this involves an equivalent means of compliance for stall speed, accommodating its vertical flight capabilities. This provision is critical for the H1-X’s eligibility as an LSA.

•	Allowance for New Technology: The regulations explicitly permit electric and hybrid propulsion systems, simplified flight controls, and advanced avionics, which are integral to the H1-X design.

Pilot Certification and Market Access

•	Operator Qualification Standard: The rule stipulates that the H1-X can be operated by a pilot holding a Sport Pilot certificate with a category/class rating for powered-lift. This is a significant distinction from other aircraft categories that require at least a Private or Commercial Pilot license, which involve more extensive training and cost.

•	Medical Requirements: For standard daytime VFR operations, a Sport Pilot may use a valid driver’s license as evidence of medical fitness. However, for night operations in the H1-X, the pilot will be required to hold either a valid FAA third-class medical certificate or operate under BasicMed.

Operational Privileges and Aircraft Utility

•	Night VFR Operations: The rule permits night VFR flight for properly equipped aircraft and qualified pilots. An H1-X equipped with the required lighting and instrumentation can be operated at night by a Sport Pilot who has received the necessary training, endorsement, and holds the requisite medical qualification.

•	IFR Capability Provision: MOSAIC allows an aircraft manufacturer to design, equip, and certify an LSA for Instrument Flight Rules (IFR). This means Doroni can produce an IFR-capable version of the H1-X. To operate it under IFR, however, the pilot must hold at least a Private Pilot certificate and an Instrument Rating.

28

Alignment with H1-X Performance Specifications

•	Performance Envelope: The H1-X’s design specifications fall within the new LSA performance envelope defined by MOSAIC:

o	Maximum Seating: The rule allows for up to four seats, accommodating the H1-X’s two-seat configuration. (A Sport Pilot remains limited to carrying one passenger).

o	Maximum Speed: The LSA category now permits a maximum speed of 250 knots CAS, providing ample margin for the H1-X’s projected performance.

o	Sport Pilot Stall Speed Limit: For an aircraft to be operable by a Sport Pilot, it must have a clean stall speed Vs1 <= 59 knots CAS. The H1-X’s flight characteristics are designed to comply with this performance parameter through equivalent safety standards for powered-lift.

Airspace Access and Integration

•	Established Operational Rules: By classifying the H1-X as an LSA, the aircraft will operate under the existing and well-established visual flight rules (VFR) that govern other general aviation aircraft. This provides a clear framework for its integration into the National Airspace System without requiring entirely new airspace management structures for personal use.

eVTOL Market Segmentation

Electric vertical take-off and landing aircraft are changing the way the world thinks about air travel and redefining what is possible. We believe that there are over few hundred different eVTOL developers globally at the moment. The market itself is divided into three primary segments, namely: Cargo, Personal, and Air Taxi.

Air Taxi

The Air Taxi segment appears to be the most high-profile, with large commercial developers like Joby, Vertical and Archer in the limelight. These air taxi eVTOLs are much larger 4-6 seater aircraft strictly intended for commercial use (not for personal use) and entail highly complicated technological challenges and complex/lengthy certification processes with the FAA. Although these are our potential competitors, to our knowledge, none of these developers have publicly announced any plans to offer vehicles for personal purchase and use. As such, we see the tremendous benefit and value of entering the market with a personal eVTOL like the Doroni Hl-X.

Cargo

The cargo market includes developers such as Elroy Air and Metro, which don’t fly a manned eVTOL and only fly cargo. By comparison, the Doroni HI-X eVTOL is designed to be a dual-use and can carry up to two passengers, pilot included, and/or cargo with a maximum payload of 500 lbs.

Personal

The personal eVTOL segment is further subdivided into 1- and 2-seater categories. 1-seaters typically have an open frame with exposed propellers, have a limited range, and are intended for leisure and recreational use. The Doroni HI-X is designed to fall under the 2-seater + payload category.

29

Competitors

We believe that the primary sources of competition for our service are ground-based mobility solutions, other eVTOL developers/operators, and local/regional incumbent aircraft charter services. Our competitors in the UAM market include companies such as Joby Aviation, Archer Aviation, and Volocpter GmbH. While there are differentiated approaches to vehicle designs and business models, we believe that our aircraft design and vertically integrated approach offer the greatest long- term prospects to successfully serve our customers and, in turn, to monetize the full value chain from development through operations.

Business Model and Differentiators

Our go-to-market personal eVTOL has multiple use cases across several sectors. Our business model consists of building and selling the Doroni HI-X eVTOL, generating revenue by initially primarily focusing on the personal recreational sports/leisure segment which also includes sustainable tourism and later on also targeting the emergency response, military, and law enforcement segments (subject to the regulatory constraints of the LSA regulations). The HI-X is different than other available eVTOLs on the market because it is designed with ducted propellers that greatly increase overall safety, while also enabling a higher thrust efficiency and greatly reduced noise levels. We anticipate that the HI-X will be equipped with airframe parachutes and a variety of sensors, which will help the aircraft maintain altitude and position in windy conditions and during close maneuvers in crowded environments. Our current plan (which is subject to successful financing and other risk factors) is to start low level commercial manufacturing in late 2028, increasing every year and reaching delivery of approximately 1,000 and 3,000 units in 2031 and 2032 respectively.

In the short term, we anticipate our early adopters and potential customer base to include aviation enthusiasts, who already own a traditional luxury automobile and/or luxury electric vehicle (such as a Tesla), and are interested in owning a personal eVTOL. In the long- term, we believe that the practicality and ease-of-use of flying in an eVTOL aircraft will come to take a significant share of commuter transportation.

Features

Our team designed an intuitive, easy-to-use aircraft control system for the HI-X based on an auto-stabilizing, multi-rotor aircraft with three axes of movement. Our unique patent for the design and aerodynamic features (Patent No. US D978,717 S) combines what we believe are the best elements of a drone and aircraft to deliver ease of use and quick deployment. We believe that this, combined with the HI’s propulsion system, present an agile vehicle capable of accomplishing a variety of tasks across several target markets.

In terms of pilot control, the aircraft’s control sticks mirror each other for right or left-handed uses, with control taken over by the last stick engaged. Pitch, roll, and yaw are integrated into this single stick, and anti-collision sensors will maintain the aircraft’s position in the event the pilot removes his/her hand from the control stick.

The Doroni HI-X is expected to be 80% charged within 25 minutes, have a cruising speed of 100 mph, a max speed of 120 mph, and a range of 60 miles. As electric vehicle technology and battery management systems continue to advance, we project this range to increase to 100 miles as it nears product launch.

Safety

The customer is at the center of everything that we do. We have incorporated many safety considerations into the design and nature of the Doroni HI-X eVTOL. From its inception, through the Y6 and XS prototypes that preceded it, the Doroni HI is designed to maximize safety and will undergo exhaustive multi-level quality control.

First and foremost, as a flying vehicle capable of landing in a front yard or parking in a standard two-car garage, in areas near families and children at play, ducted propellers are a crucial facet. We believe that our aesthetically pleasing, patent design (Patent No. US D978,717 S) and engineering (Patent No. US-20220081107-Al) separate the Doroni H1-X from its competitors with enhanced overall safety while enabling a higher thrust efficiency (or more efficient in energy consumption) and greatly reduced noise levels.

30

We anticipate that the HI-X eVTOL will be equipped with airframe parachutes and a variety of sensors, including 360° anti- collision sensors, lidar, a barometer, and an Optic Flow camera to help maintain altitude and position in windy conditions. This is in addition to a variety of other safety features, namely: multiple redundancy batteries, emergency airbags, increased lift and stability, ten independent propulsion systems, energy-dissipating landing gear, and an energy-dissipating body.

Current Stage and Roadmap

Current Stage

To date, we have raised over $10 million through various fundraising campaigns. At the end of 2022, we moved into a new research and development facility, where we developed the Hl-Pl prototype. We are now developing the Hl X, a new full-scale, fully functional flying prototype. In addition, we have been coordinating with Space Florida, a state government agency, which is providing resources to bring our operations to scale (i.e. allocating land, building a production facility, and tooling, leasing, etc.).

In late March 2023, we revealed the HI Pl model, the most comprehensive look at the go-to-market product we have offered to the public to date. In July 2023, we presented the Hi-X’s cockpit via a full VR experience at the Sixteenth Annual Electrical Aircraft Symposium. We have received over 600 pre-orders from private consumers.

To the best of our knowledge, we have procured nearly all the technology, components (batteries, motors, etc.), and partnerships necessary to develop the Hl-X. We are, however, still in the development stage for all of all the components required for the go-to-market product, and have not yet established a manufacturing facility or manufacturing processes. Our target is to submit the Hl X to the FAA for certification and proceed to production in 2028.

Previous Development and Milestones

The HI Pl eVTOL prototype developed is the successor to two previous prototypes developed by us, the Y6 and XS prototypes. With the more recent of the two, the XS, we designed, built, tested, and successfully lifted off the 643 lb. full- scale prototype.

While achieving these accomplishments, we have received numerous press mentions, including the Miami Herald, Fox News, News Nation, Robb Report, Bloomberg, The Vertical Flight Society, Space Florida, the Florida Venture Forum, Green Technology, Aero News Network, eVTOL.com, FutureFlight.com, Ami Magazine, Refresh Miami, Yahoo! Finance, and the BBC.

Intellectual Property

We have seven patent applications currently pending and two patents approved: Patent No. US D978,717 S (application no. 29/756587) for the design of a personal aircraft and Patent No. US-20220081107-Al (application no. 17/478,870) for utility. The first patent was filed on October 29, 2020, and published on February 21, 2023, and has a term of 15 years; the second was filed on September 17, 2021, and was approved for issuance on February 1, 2024. We intend to grow our current intellectual property to include design, aerodynamic, and battery utility patents by the end of 2026.

Employees

We currently have two full-time employees and five full time consultants and we also work with various other independent contractors and consultants, allowing us to maintain a low full-time headcount.

31

Property

We maintain virtual offices at the site of our previous physical offices located at 11555 Heron Bay Blvd., Suite 200, Coral Springs, FL 33076. Our physical offices are located at 935 NW 31st Avenue, Suite F, in Pompano Beach, Florida, where we lease 10,966 square feet of office space under a lease that expires December 31, 2025. Our current rent is $15,868. Our estimated monthly common area maintenance expenses are $5,721.

Legal Proceedings

We are not involved in any litigation, and our management is not aware of any pending or threatened legal actions.

Future Roadmap

We project to have a full-scale, fully functional flying HI-X eVTOL prototype completed during 2026 and are targeting a Light-Sport Aircraft certification with the FAA ahead of the product launch in 2028 (subject to our ability to raise the needed capital).

Currently, our future development roadmap includes, but is not limited to completing the full-scale, fully functional flying Hl X prototype; the evolution of system and software architecture including protocols; testing in various conditions, i.e. weather, winds, temperatures, and working with a Designated Engineering Representative to assist the company in securing an LSA certification with the FAA.

32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the financial statements and financial condition of the Company and results of operations together with its financial statements and related notes appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the Company’s current expectations that involve risk and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

The Company is a pre-revenue aerospace engineering and manufacturing company that has developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. Our go-to-market product currently under development, the Doroni Hl-X, is a two-seater personal eVTOL. We are targeting a Light Sport Aircraft (“LSA”) certification with the Federal Aviation Administration (“FAA”) ahead of our anticipated product launch in 2028.

The operating expenses of the Company consist of (i) research and development and, (ii) General and Administrative expenses. General and Administrative expenses include the costs related to filings of patents to protect its intellectual property. The Company currently has 2 patents issued and 7 pending patents. We believe that our portfolio of patents will form a valuable moat against competitors and will make the Company more attractive to a potential acquirer.

Restatement of Prior Period Financial Statements (Fiscal Years ended December 31, 2024 and 2023).

The audited financial statements for the fiscal year ended December 31, 2024 and for the fiscal year ended December 31, 2023, have been filed with the Commission. Our audited financial statements have been restated in the accompanying financial statements to correct an error in the application of U.S. Generally Accepted Accounting Principles (GAAP). More specifically, the Company’s financial statements have been restated to correct a material misstatement related to errors in accounting for stock-based compensation expenses associated with options granted to service providers. The restatement also corrects immaterial errors in the accounting for right-of-use long term liabilities and immaterial errors related to the depreciation of property and equipment. These latter errors were not the primary cause of the restatement.

This correction primarily results in non-cash adjustments to Research and Development expenses and General and Administrative expenses for the 2024 and 2023 fiscal years and impacts the carrying amounts of right-of-use assets, lease liabilities, current, additional paid-in capital, and retained earnings. A reconciliation of previously reported and restated amounts of these items is presented below.

Financial Statements Line Item	As Previously Reported (2024)	Adjustments	As Restated (2024)	As Previously Reported (2023)	Adjustments	As Restated (2023)

Balance Sheet
Right of Use Assets	$151,528	$26,703	$178,231	$303,057	$46,611	$349,668
Right of Use Liability, Current Portion	$181,996	$5,159	$187,155	$133,031	$38,262	$171,293

Additional paid-in-capital	$9,927,803	$(546,615)	$9,381,188	$2,425,412	$(336,820)	$2,088,592
Accumulated Deficit	$(9,600,043)	$593,710	$(9,006,333)	$974,261	$120,490	$1,094,751
Total Equity	$327,760	$47,095	$374,855	$3,399,673	$(216,330)	$3,183,343

Statement of Operation
Selling, General and Administrative expenses	$2,699,619	$470,281	$3,169,900	$2,425,412	$(336,820)	$2,088,592
Research and development expenses	$886,484	$(221,404)	$665,080	$974,261	$120,490	$1,094,751
Net (Loss)	$(3,586,103)	$(248,877)	$(3,834,980)	$(3,399,673)	$216,330	$(3,183,343)

33

Management’s Remedial Action:

The Company’s management has determined that a material weakness in internal control over financial reporting existed as of December 31, 2023 and December 31, 2024. The Company has since engaged a financial reporting expert to review all future complex accounting matters to ensure proper GAAP compliance prior to financial statement issuance.

Results of Operation

We were organized as Doroni Aerospace LLC, a Florida limited liability company in May 2018, and converted into a Delaware corporation on October 6, 2021. Our offices are located in Pompano Beach, Florida. We have developed a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (’‘eVTOL”) mobility platform.

2024 Annual Period Compared to 2023 Annual Period

Revenue, Cost of Goods Sold, and Gross Margin

For the year ended December 31, 2024 (the “2024 Annual Period”) and the year ended December 31, 2023 (the “2023 Annual Period”) we had no revenue, no cost of goods sold and no gross profit or loss.

Operating Expenses

Total operating expenses for the 2024 Annual Period were $3,834,980 compared to $3,183,342 for the 2023 Annual Period representing an increase of $651,638. The primary driver of the increase were Stock based compensation expenses which increased by $1,109,323 as well as warrants in the amount of $39,100 that were issued in consideration for services rendered, while all other expenses payable in cash decreased by $496,785, as management aimed to preserve cash by issuing employee stock options and warrants in lieu thereof. More specifically research and development expenses decreased by $429,671 while general and administrative expenses increased by $1,081,308 due to the non-cash expenses described above.

Loss From Operations

Our loss from operations was $3,834,980 for the year ended December 31, 2024, compared to $3,183,342 for the year ended December 31, 2023.

Net Loss

Our Net Loss from was $3,834,980 for the year ended December 31, 2024, compared to $3,183,342 for the year ended December 31, 2023.

Nine Months Period Ended September 30, 2025 Compared to Nine Months Period Ended September 30, 2024

Revenue, Cost of Goods Sold, and Gross Margin

For the nine-month period ended September 30, 2025 (the “2025 Interim Period”) and the nine-month period ended September 30, 2024 (the “2024 Interim Period”) we had no revenue, no cost of goods sold and no gross profit or loss.

34

Operating Expenses

Total operating expenses for the 2025 Interim Period were $3,467,821 compared to $2,150,769 for the 2024 Interim Period, representing an increase of $1,317,052. Of this increase, $546,120 was due to net increase in stock based compensation and warrants issued in consideration for services expenses while all other expenses payable in cash increased by $770,932. The increase in the expenses payable in cash was primarily due to the following items: costs relating to the building our non-flying full-scale prototype of approximately $216,000, increase in the cost of research and development salaries and contractors of approximately $285,000, and increase in the cost of digital advertising in connection with our crowdfunding campaign of approximately $250,000. More specifically research and development cash expenses increased by $466,232 while general and administrative cash expenses increased by $265,604 due to the cash expenses described above.

Loss From Operations

Our loss from operations was $3,467,821 for the Interim 2025 Period, compared to $2,150,769 for the Interim 2024 Period.

Net Loss

Our Net Loss from was $3,467,821 for the Interim 2025 Period, compared to $2,150,769 for the Interim 2024 Period.

Liquidity and Capital Resources

As of September 30, 2025, our cash-on-hand was $832,986, compared to $388,133 on December 31, 2024.

For the year ended December 31, 2024 we raised a net amount of $1,885,049 of cash through the issuance of stock in crowdfunding campaigns and our cash used in operating activities was $2,082,094.

For the year ended December 31, 2023 we raised a net amount of $3,084,287 of cash through the issuance of stock in crowdfunding campaigns, we purchased office equipment in the amount of $37,651 and our cash used in operating activities was $2,706,877.

For the Interim 2025 Period we raised a net amount of $2,755,810 of cash through the issuance of stock in crowdfunding campaigns and our cash used in operating activities was $2,310,955.

For the Interim 2024 Period we raised a net amount of $822,087 of cash through the issuance of stock in crowdfunding campaigns, and our cash used in operating activities was $1,319,607.

The Company is currently in the pre-revenues research and development stage and has funded its operations to date through a series of crowdfunding equity raises. We expect to continue to generate negative cash flow from operations for the next few years and to fund our operations from sale of equity securities and/or debt.

35

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Doron Merdinger	Founder, Chief Executive Officer, Secretary and Director	57	2016 – Present	Full Time
Yoram Bibring	Chief Financial Officer	68	2024 – Present	12-16
Rami Arbili	Chief Operating Officer	50	2025 – Present	Full Time
Omer Bar-Yohay	Director	46	2024 – Present	5

There are no arrangements or understandings between executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such.

Doron Merdinger is our founder, and has served as our Chief Executive Officer, Secretary and sole Director since November 1, 2016. He also served as our Chief Financial Officer between November 2016 and September 2023. As CEO, Mr. Merdinger’s responsibilities include overseeing the day-to-day operations of the Company and managing all strategy and business decisions. From July 2005 to November 1, 2016, Mr. Merdinger acted as the Chief Executive Officer of Merdinger House of Design where he was responsible for the day to day operations and management. Mr. Merdinger received his Bachelor of Science, International Finance from the NYU Stern School of communities Business.

Yoram Bibring has served as our Chief Financial Officer since November 2024. From September 1, 2021 until November 2023, Mr. Bibring has served as the Chief Financial Officer of Marpai Inc. In recent years, Mr. Bibring has focused on working with healthcare and technology companies. Mr. Bibring served as Chief Financial Officer at Touchcast, Inc. from October 2020 to August 2021. From January 2020 to October 2020, Mr. Bibring served as Chief Financial Officer of MKM Ventures. He served as Chief Financial Officer of SundaySky, Inc. from July 2017 to March 2018. Mr. Bibring served as Chief Financial Officer at Earnix from November 2016 July 2017. Mr. Bibring is a finance and accounting veteran with over 30 years of experience. He received a B.S. from Tel Aviv University.

Rami Arbili has served as our Chief Operating Officer since April 2025. He was previously the Director of Operations at Doroni from December 2024 until March 2025. He served as the CEO and COO of Pop Global from October 2022 until October 2024, where his responsibilities included overseeing the day-to-day operations of the company and managing all strategy and business decisions. From December 2018 until September 2022 he served as the Vice President of Smartech, where his responsibilities included overseeing the day-to-day operations of the company in North and South America.

Omer Bar-Yohay has served as our director since November 2024. From November 2022 until the present Mr. Bar-Yohay has served as Founder and CEO of Data Blanket Inc. a company designing drones that support the national challenge of large-scale forest fires and support for first responders. From April 2022 until March 2023 Mr. Bar-Yohay was the President of AutoFlight which develops air taxi eVTOLs. From March 2015 until March 2022 Mr. Bar-Yohay was the Founder and CEO of Eviation which is developing the first all-electric commuter airplane. During Mr. Bar Yohay’s tenure as CEO, Eviation built a $6 billion backlog and raised $170 million in venture capital. He received a BA in history and a BSc degree in Physics from the Hebrew University of Jerusalem.

36

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below reflects the annual compensation paid by us to our only officers and directors during the fiscal year ended December 31, 2025:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation

Doron Merdinger (1)	CEO & Director	$236,400	$0	$236,400
Yoram Bibring (2)	Chief Financial Officer	$96,000	$0	$96,000
Omer Bar-Yohay (3)	Director	$12,000	$0	$12,000
Rami Arbili (4)	Chief Operating Officer	$135,000	$0	$135,000

(1)	Mr. Merdinger entered into an employment agreement with the Company, effective December 1, 2022, whereby Mr. Merdinger receives a base salary of $236,400 per year.
(2)	In November 2024, Mr. Bibring entered into a Services Agreement with the Company whereby Mr. Bibring receives a monthly fee of $8,000 a month. Additional monthly fee of $17,000 will be paid to Mr. Bibring retroactive from September 3 2024, if and when the Company closes equity financings amounting to $4 million over a three-month period, at which point Mr. Bibring’s monthly fee going forward will also be adjusted to $25,000. The agreement also contains an option grant of 1,600,000 Class A common stock, vesting monthly, commencing September 3, 2024, over a 24-month period with a 3-month cliff, subject to the Service Provider’s continued engagement by the Company. Effective August 3, 2025 the Company and Mr. Bibring agreed to reduce Mr. Bibring’s position to part time and to freeze the additional monthly fee effective immediately. All other terms of Mr. Bibring’s employment agreement remained unchanged.
(3)	Mr. Bar-Yohay entered into a Letter of Appointment whereby, for his services, he received: (a) an option to purchase up to 1,000,000 shares of Class A Common Stock, subject to a 3-year monthly vesting schedule, such that 166,667 of the Options shall vest on the six-month anniversary of the effective date (the “Cliff Date”), and the remaining 833,333 Options shall vest monthly over the thirty (30) month period following the Cliff Date in equal installments, subjects to Mr. Bar-Yohay’s continued services to the Company; and (b) $1,000 per month.
(4)	In December 2024, Mr. Arbili entered into a Services Agreement with the Company whereby Mr. Arbili’s Monthly Service Fee will be $18,000 of which $4,000 will be payable in cash (“The Monthly Cash Fee”) and the balance will be paid to Mr. Arbili retroactive from December 16, 2024 only if and when the Company closes a Qualified Financing (defined as one or a series of equity financings amounting to $4 million which close over a three-month period). The agreement also contained an option grant of 500,000 Class A common stock, vesting monthly over a 3-year period. On January 1, 2025, the Monthly Cash fee was raised to $7,000. On April 17, 2025, Mr. Arbili and the Company signed an Amendment to the Service Agreement. Under the terms of the Amendment Mr. Arbili’s Monthly Service Fee was adjusted to $20,833.33 retroactive to December 16, 2024 and the Monthly Cash Fee was raised to $10,000. On June 1, 2025, the Monthly Cash Fee was raised to $12,000 and on September 1, 2025 it was further raised to $15,000.

37

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of all our Common Stock (including outstanding shares of Common, Common A Stock and Common B Stock ) as of February 25, 2026, based on total issued and outstanding amount of 54,091,044 Common Stock, 1,000,000 Class B Common Stock and, 30,141 Class A common stock, by each person whom we know owned, beneficially, more than 10% of the outstanding Common Stock, each of our current officers and directors, and all of the current officers and directors as a group.

We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Name and address of beneficial owner. (1)	Amount and Nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)

Common Stock	Doron Merdinger	49,585,000 shares owned		91.33%
Class B Common Stock	Doron Merdinger	1,000,000 shares owned		100.00%
Class A Common Stock	Yoram Bibring	1,600,000 Employee Stock Options	1,266,667 vested employee options	97.68%
Class A Common Stock	Rami Arbili	1,000,000 Employee Stock Options	347,222 vested employee stock options	92.01%
Class A Common Stock	Omer Bar-Yohay	1,000,000 Employee Stock Options	444,444 vested employee stock options	93.65%
Common Stock	All executive officers and directors as a group	49,585,000 shares of Common Stock		91.33%
Class B Common Stock	All executive officers and directors as a group	1,000,000 shares owned		100.00%
Class A Common Stock	All executive officers and directors as a group	3,600,000 Employee Stock Options	2,058,333 vested employee options	98.56%

_______________________

(1)	The business address of each beneficial owner is 11555 Heron Bay Blvd Ste 200, Coral Springs, FL 33076.
(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now plus the amount the person is entitled to acquire within 60 days from the date of this offering circular. That amount is then shown as a percentage of the outstanding amount of the securities of that class if no other people exercised their right to acquire these securities. The result is that a calculation of the maximum amount that person can own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

38

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

There are no related party transactions.

SECURITIES BEING OFFERED AND CAPITAL STRUCTURE

The Company has authorized Common Stock, Class A Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock and Series Seed-3 Preferred Stock.

The Company’s total number of authorized shares in its capital stock is 135,000,000 shares, comprising 65,000,000 authorized shares of Common Stock, 37,000,000 authorized shares of Class A Common Stock, 10,000,000 authorized shares of Class B Common Stock, 2,600,000 shares of Series Seed 1 Preferred Stock, 20,400,000 authorized shares of Series Seed 2 Preferred Stock and 30,000,000 authorized shares of Series Seed 3 Preferred Stock. 75,360,189 shares are outstanding on a fully diluted basis, including (a) 57,186,044 shares of Common Stock (includes 2,895,000 shares to be issued pursuant to outstanding stock options awarded under the Company’s equity incentive plan); (b) 17,174,145 shares of Class A Common Stock (including 9,135,726 shares to be issued pursuant to outstanding stock options awarded under the Company’s 2022 stock option plan, 2,308,905 reserved but unissued under the 2022 Stock Option Plan, 90,510 reserved for issuance pursuant to outstanding warrants, 2,501,218 reserved for issuance upon the conversion of outstanding Series Seed-1 Preferred Stock, 2,368,402 reserved for issuance upon the conversion of outstanding Series Seed-2 Preferred Stock and 739,243 reserved for issuance upon the conversion of outstanding Series Seed-3 Preferred Stock ), and (c) 1,000,000 shares of Class B Common Stock.

The rights of holders of our shares are governed by our Certificate of Incorporation. Our Certificate of Incorporation may be amended by our Board and by the vote of the holders of a majority of the outstanding shares of Common Stock, to increase the number of authorized shares of Common Stock, or the authorized number of shares of any class of Common Stock and there is no limit on the number of shares of Common Stock, or any class of Common Stock, that may be authorized and issued. The Board, with the approval of the holders of Common Stock, may amend the Certificate of Incorporation to create one or more series of preferred stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock, the Class A Shares, and Series Seed Preferred.

Common Stock

Authorized Shares. The amount of security authorized is 65,000,000, with a total of 57,186,044 shares outstanding on a fully diluted basis (including 2,895,000 shares to be issued pursuant to outstanding stock options awarded under the Company’s equity incentive plan).

The holders of Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders; unless required by law, no cumulative voting.

Class A Common Stock

Authorized Shares. The amount of security authorized is 37,000,000, with a total 17,174,145 shares of Class A Common Stock outstanding on a fully diluted basis (including 9,135,726 shares to be issued pursuant to outstanding stock options awarded under the Company’s 2022 stock option plan, 2,308,905 reserved but unissued under the 2022 Stock Option Plan, 90,510 reserved for issuance pursuant to outstanding warrants, 2,501,218 reserved for issuance upon the conversion of outstanding Series Seed-1 Preferred Stock, 2,368,402 reserved for issuance upon the conversion of outstanding Series Seed-2 Preferred Stock and 739,243 reserved for issuance upon the conversion of outstanding Series Seed-3 Preferred Stock) and there are no voting rights associated with Class A Common Stock.

The Class A Common shares are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

39

Class B Common Stock

Class B Common Stock The amount of security authorized is 10,000,000 with a total of 1,000,000 currently outstanding. Each holder of shares of Class B Common Stock is entitled to ten (10) votes for each share of Class B Common Stock.

Series Seed-1 Preferred Shares

The Series Seed-1 Preferred Shares are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Authorized Shares. The Company has authorized 2,600,000 Series Seed-1 Preferred Stock, with a total of 2,501,218 currently outstanding.

Conversion. Each of the Series Seed-1 Preferred is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of Class A Shares as is determined by dividing the Series Seed-1 Original Issue Price for the Series Seed-1 Preferred, which is currently $2.48, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred (the “Series Seed-1 Original Issue Price”), by the Conversion Price which equals $2.48 per share, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization. In addition, each of the Preferred Shares shall automatically convert into Class A Common Stock upon the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) upon the vote or consent of the holders of the holders of a majority of the outstanding shares of Preferred Stock.

Dividends. If dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding Preferred Shares in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each Class A Share. However, this does not apply to (i) a dividend payable in Class A Shares, or (ii) the acquisition of any Class A Shares in exchange for shares of any other Class A Common Stock.

Liquidation Preference. In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a “Deemed Liquidation Event”), the holders of Preferred Shares shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Series Seed-1 Original Issue Price for each share of Series Seed-1 Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the “Series Seed-1 Liquidation Amount”). After the payment of the Series Seed-1 Liquidation Amount to the holders of Series Seed-1 Preferred, the remaining assets of the Company will be distributed ratably to the holders of Common Stock.

Series Seed-2 Preferred Shares

The Seed-2 Preferred Shares are non-voting except as may be required by applicable law; unless required by law, no cumulative voting.

Authorized Shares. The Company has authorized 20,400,000 Series Seed-2 Preferred Stock, with a total of 2,368,402 currently outstanding.

Conversion. Each of the Series Seed-2 Preferred is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of Class A Shares as is determined by dividing the Series Seed-2 Original Issue Price for the Series Seed-2 Preferred Shares, which is currently $2.96, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred-2 (the “Series Seed-2 Original Issue Price”), by the Conversion Price which equals $2.96 per share, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization. In addition, each of the Preferred Shares shall automatically convert into Class A Common Stock upon the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) upon the vote or consent of the holders of the holders of a majority of the outstanding shares of Preferred Stock.

40

Dividends. If dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding Preferred Shares in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each Class A Share. However, this does not apply to (i) a dividend payable in Class A Shares, or (ii) the acquisition of any Class A Shares in exchange for shares of any other Class A Common Stock.

Liquidation Preference. In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a “Deemed Liquidation Event”), the holders of Series Seed-2 Preferred shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Series Seed-2 Original Issue Price for each share of Series Seed-2 Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the “Series Seed-2 Liquidation Amount”). After the payment of the Series Seed-2 Liquidation Amount to the holders of Series Seed-2 Preferred, the remaining assets of the Company will be distributed ratably to the holders of Common Stock.

Series Seed-3 Preferred Shares

Authorized Shares. The Company has authorized 30,000,000 Series Seed-3 Preferred Stock, with a total of 739,243 currently outstanding.

Conversion. Each of the Series Seed-3 Preferred is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of Class A Shares as is determined by dividing the Series Seed-3 Original Issue Price for the Series Seed-3 Preferred Shares, which is currently $3.10, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred-3 (the “Series Seed-3 Original Issue Price”), by the Conversion Price which equals $3.10 per share, and is subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization. In addition, each of the Preferred Shares shall automatically convert into Class A Common Stock upon the closing of the sale of shares of Class A Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) upon the vote or consent of the holders of the holders of a majority of the outstanding shares of Preferred Stock.

Dividends. If dividends are paid on any share of Class A Common Stock, an additional dividend shall be paid with respect to all outstanding Preferred Shares in an amount equal per share (on an as-if-converted to Class A Common Stock basis) to the amount paid or set aside for each Class A Share. However, this does not apply to (i) a dividend payable in Class A Shares, or (ii) the acquisition of any Class A Shares in exchange for shares of any other Class A Common Stock.

Liquidation Preference. In the event of any liquidation or winding up of the Company, or a merger, consolidation or sale of substantially all of the assets of the Company (a “Deemed Liquidation Event”), the holders of Series Seed-3 Preferred shall be entitled to receive, prior to and in preference to the holders of Common Stock, an amount equal to the greater of (i) the Series Seed-3 Original Issue Price for each share of Series Seed-3 Preferred, plus any declared but unpaid dividends, and (ii) such amount per share as would have been payable had each such share been converted into Class A Shares immediately prior to such liquidation, winding up or Deemed Liquidation Event)(the “Series Seed-3 Liquidation Amount”). After the payment of the Series Seed-3 Liquidation Amount to the holders of Series Seed-3 Preferred, the remaining assets of the Company will be distributed ratably to the holders of

Voting Rights

The Series Seed-3 Preferred Stock do not offer any voting rights, unless required by law. Further, the number of authorized shares of Class A Common Stock (the “Class A Common Stock”) (in which the Series Seed-3 Preferred Stock are convertible) may be increased or decreased by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

41

As a condition to the purchase of the Securities, upon the issuance of the Preferred Shares, the purchaser thereof agrees that the Chief Executive Officer of the Company (the “CEO”), or his or her successor, is appointed as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, at any time and from time, on any matter for which approval of the holders of the Company’s stock is sought or upon which such holders are otherwise entitled to vote or consent by written consent, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency, and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The provisions of this Section 24 shall survive the termination or expiration of this Subscription Agreement.

What it means to be a minority holder

As a minority holder of Series Seed-3 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights with regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other holders.

42

LEGAL MATTERS

Certain legal matters with respect to the Shares offered by this Offering Circular will be passed upon by Pearl Cohen Zedek Latzer Baratz LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

43

F-1

DORONI AEROSPACE, INC.

BALANCE SHEETS

	September 30, 2025	December 31, 2024

ASSETS
Current Assets:
Cash and Cash Equivalents	$832,986	$388,133
Restricted Cash	150,000	150,000
Prepaids and other current assets	190,543	110,857
Total Current Assets	1,173,529	648,989
Non-Current Assets:
Property and equipment, net	8,614	18,161
Right of use assets	42,110	178,231
Total Non-Current Assets	50,725	196,392
TOTAL ASSETS	$1,224,254	$845,381

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$155,144	$61,297
Other Current Liabilities	108,621	29,476
Deferred Revenues, current	150,000	150,000
Right of use liability, current portion	44,342	187,155
Total Current Liabilities	458,106	427,929
Non-Current Liabilities:
Deferred Revenues, non-current	63,010	42,010
Total Non-Current Liabilities	63,010	142,010
TOTAL LIABILITIES	521,117	469,939
EQUITY
Common Stock, $0.00001 par, 65,000,000 shares authorized 54,291,044 and 55,291,044 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	543	553
Class A Common Stock, $0.00001 par, 37,000,000 shares authorized 30,141 shares issued and outstanding as of September 30, 2025 and December 31, 2024	–	–
Class B Common Stock, $0.00001 par, 10,000,000 and 0 shares authorized on September 30, 2025 and December 31, 2024, respectively	10	–
Series Seed-1 Preferred Stock, $0.00001 par, 2,600,000 shares authorized 2,501,218 shares issued and outstanding as of September 30, 2025 and December 31, 2024	25	25
Series Seed-2 Preferred Stock, $0.00001 par, 20,400,000 shares authorized 2,345,786 and 914,675 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively	24	9
Additional Paid In Capital	13,176,690	9,381,188
Accumulated Deficit	(12,474,154)	(9,006,333)
TOTAL EQUITY	703,137	375,442
TOTAL LIABILITIES AND EQUITY	$1,224,254	$845,381

See Accompanying Notes to these Unaudited Financial Statements

F-2

DORONI AEROSPACE, INC.

STATEMENTS OF OPERATIONS

Unaudited

	Nine Months Ended September 30,
	2025	2024
Operating Expenses
Selling, General and Administrative	$2,461,878	$1,647,470
Research and Development	1,005,943	503,298
Total Operating Expenses	3,467,821	2,150,769
Total Loss from Operations	(3,467,821)	(2,150,769)
Net Loss	$(3,467,821)	$(2,150,769)

See Accompanying Notes to these Unaudited Financial Statements

F-3

DORONI AEROSPACE, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

	Common Stock		Common Stock Class A		Common Stock Class B		Preferred - Series Seed 1		Preferred - Series Seed 2			Retained	Total
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Earnings (Deficit)	Shareholders' Equity
Balances at 1/1/2024	55,315,151	$553	–	$–	–	$–	2,404,194	$24	–	$–	$6,070,998	$(5,171,351)	$900,224
Share adjustment	(26,107)	–	–	–	–	–	–	–	–	–	(378)	–	(378)
Issuance of Seed 1 - Preferred Stock - Dealmaker	–	–	–	–	–	–	97,024	1	–	–	170,800	–	170,801
Issuance of Seed 2 - Preferred Stock - Reg CF 4	–	–	–	–	–	–	–	–	307,141	3	618,777	–	618,780
Options	–	–	30,141	–	–	–	–	–	–	–	47,020	–	47,020
Offering Costs	–	–	–	–	–	–	–	–	–	–	(14,135)	–	(14,135)
Share -based Compensation	–	–	–	–	–	–	–	–	–	–	415,389	–	415,389
Issuance of warrants	–	–	–	–	–	–	–	–	–	–	39,100	–	39,100
Net loss	–	–	–	–	–	–	–	–	–	–	–	(2,150,769)	(2,150,769)
Balances at 09/30/24	55,291,044	$553	30,141	$–	–	$–	2,501,218	$25	307,141	$3	$7,347,571	$(7,322,120)	$26,032

Balances at 1/1/2025	55,291,044	$553	30,141	$–	–	$–	2,501,218	$25	914,674	$9	$9,381,188	$(9,006,333)	$375,442
Issuance of Seed 2 - Preferred Stock - Reg CF 5	–	–	–	–	–	–	–	–	621,759	7	1,327,186	–	1,327,192
Issuance of Seed 2 - Preferred Stock - Reg CF 6	–	–	–	–	–	–	–	–	809,353	8	1,697,567	–	1,697,575
Conversion of Founders' share	(1,000,000)	(10)	–	–	1,000,000	10	–	–	–	–	–	–	–
Offering Costs	–	–	–	–	–	–	–	–	–	–	(229,860)	–	(229,860)
Share -based Compensation	–	–	–	–	–	–	–	–	–	–	1,000,609	–	1,000,607
Net loss	–	–	–	–	–	–	–	–	–	–	–	(3,467,821)	(3,834,980)
Balances at 09/30/25	54,291,044	$543	30,141	$–	1,000,000	$10	2,501,218	$25	2,345,786	$24	$13,176,690	$(12,474,154)	$703,137

See Accompanying Notes to these Audited Financial Statements

F-4

DORONI AEROSPACE, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine Months Ended, September 30,
	2025	2024

OPERATING ACTIVITIES
Net loss	$(3,467,821)	$(2,150,769)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Depreciation Expense	9,547	11,671
Share Base Compensation expense	39,100	39,100
Issuance of warrants for services rendered	1,000,607	415,389
Operating lease adjustments	(6,693)	109
Changes in operating assets and liabilities:
Other Current Assets	(79,686)	304,818
Accounts Payable	93,846	(23,150)
Other Current Liabilities	79,145	48,215
Deferred Revenues	21,000	35,010
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,156,866	831,162
Net Cash used in Operating Activities	(2,310,955)	(1,319,607)

INVESTING ACTIVITIES
Right of Use Assets	–	–
Net Cash provided by (used in) Investing Activities	–	–

FINANCING ACTIVITIES
Proceeds from issuance of stock, net of offering costs	2,755,810	822,087
Net Cash provided by Financing Activities	2,755,810	822,087
Cash at the beginning of the period (Including restricted cash)	538,131	735,177
Net Cash increase (decrease) for period	444,855	(497,520)
Cash at end of period (Including restricted cash)	$982,986	$237,657

See Accompanying Notes to these Unaudited Financial Statements

F-5

Doroni Aerospace, Inc.

Notes to the Compiled (Unaudited) Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Doroni Aerospace, Inc (“the Company”) was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021, in the state of Delaware. The Company is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. The Company’s go-to-market product, currently under development, the Doroni H1-X, is a two-seater personal eVTOL. Doroni is targeting a Light Sport Aircraft (“LSA”) certification with the Federal Aviation Administration (“FAA”) ahead of Doroni’s anticipated product launch in 2028. The Company’s headquarters are located in Coral Springs, Florida.

The accompanying interim financial statements are unaudited and have been prepared in accordance with U.S. GAAP for interim financial information, on a basis consistent with the audited financial statements as of and for the year ended December 31, 2024. In the opinion of management, all normal recurring adjustments necessary for a fair presentation of the interim results have been included. These interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2024. There have been no material changes in the Company’s significant accounting policies from those described in the audited financial statements.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company’s management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity’s Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company’s management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company’s fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

F-6

Doroni Aerospace, Inc. Notes to the Compiled (Unaudited) Financial Statements

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 “Fair Value Measurements and Disclosures” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in an active market

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of September 30, 2025, and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $982,986 and $538,133 in cash and cash equivalents as of September 30, 2025, and December 31, 2024, respectively. Included in these balances is restricted cash of 150,000, representing refundable deposits held in a separate account that are not available for general corporate use.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to the amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment, there was no impairment for September 30, 202,5 and December 31, 2024.

F-7

Doroni Aerospace, Inc. Notes to the Compiled (Unaudited) Financial Statements

A summary of the Company’s property and equipment is below.

Property Type	Useful Life in Years	September 30, 2025	December 31, 2024
Computer Equipment	3	$23,191	$23,191
Furniture and Fixtures	3	2,600	2,600
Tools, Machinery, and Equipment	3	20,892	20,892
Less Accumulated Depreciation		(30,069)	(28,522)
Totals		$8,614	$18,161

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue from Contracts with Customers,” following the five-step procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company was in the pre-revenue stage as of September 30, 2025. Customers may reserve the right to purchase the Doroni H1X by making a deposit. These deposits are recorded as deferred revenue until the product is delivered to the customer. As of September 30, 2025, and December 31, 2024, deferred revenue totaled $213,010 and $192,010, respectively. Prior to 2024, the Company required refundable deposits of $10,000. In 2024, the Company revised its deposit policy, requiring a $1,000 non-refundable deposit. As of September 30, 2025, and December 31, 2024, the total refundable portion of deferred revenue was $150,000.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Research and Development

Research and development costs related to the design, development, and testing of the Company’s products are expensed as incurred.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

F-8

Doroni Aerospace, Inc. Notes to the Compiled (Unaudited) Financial Statements

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is no viable market for the Company’s common stock to determine its fair value; therefore, management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management’s estimates.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2024	3,202,639	0.12
Granted	658,670	0.21
Vested	(1,535,267)	0.14
Forfeited	(1,465,139)	0.15
Nonvested shares, September 30, 2024	860,903	0.19

Nonvested shares, January 1, 2025	3,860,833	0.54
Granted	2,215,000	0.54
Vested	(2,122,916)	0.47
Forfeited	(265,417)	0.18
Nonvested shares, September 30, 2025	3,687,500	0.61

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2024	7,063,611	0.77
Granted	658,670	2.57
Expired/cancelled	(1,768,750)	0.52
Exercised	(81,250)	1.56
Total options outstanding, September 30, 2024	5,872,281	1.03

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2025	10,680,726	0.97
Granted	2,215,000	0.89
Forfeited	(965,000)	2.25
Total options outstanding, September 30, 2025	11,930,726	0.85

F-9

Doroni Aerospace, Inc. Notes to the Compiled (Unaudited) Financial Statements

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at September 30, 2025:

Exercise Price	Number Outstanding	Expiration Date
1	20,000	10/31/2030
2	70,510	10/17/2028
	90,510

A summary of the warrant activity for the nine-month period ended September 30, 2025, is as follows:
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 31, 2024	90,510	1.56	4.25
Grants	-	-	-
Exercised	-	-	-
Canceled	-	-	-
Outstanding at September 30, 2025	90,510	1.56	4.25

Vested at September 30, 2025	90,510	1.56	4.25
Exercisable at September 30, 2025	90,510	1.56	4.25

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of September 30, 2025, and December 31, 2024, significant components of the Company’s deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities	September 30,	December 31,
	2025	2024
Net Operating Loss Carryforwards	$2,465,098	$1,546,125
Accrued Expenses	–	–
Depreciation (difference in methods/timing)	–	1,370
Other Temporary Differences	–	(90,259)
Gross Deferred Tax Asset	2,465,098	1,457,236
Less: Valuation Allowance	(2,465,098)	(1,457,236)
Net Deferred Tax Asset (Liability)	$–	$–

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the assets will be realized.

F-10

Doroni Aerospace, Inc. Notes to the Compiled (Unaudited) Financial Statements

Net Operating Loss Carryforwards

As of September 30, 2025, and December 31, 2024, the Company had federal and state net operating loss carryforwards of approximately $9,302,255 and $5,834,434, respectively. Federal and Florida NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.

Components of Income Tax Expense (Benefit)

During September 30, 2025 and December 31, 2024, the Company paid no income taxes to federal or state jurisdictions.

	September 30,	December 31,
Component	2025	2024
Current tax expense	$–	$–
Deferred tax expense (benefit)	2,465,098	1,457,236
Valuation Allowance	(2,465,098)	(1,457,236)
Net Deferred Tax Asset (Liability)	$–	$–

Income Taxes Paid

	September 30, 2025	December 31, 2024
Federal	$–	$–
State	–	–
Foreign	–	–
Net Deferred Tax Asset (Liability)	$–	$–

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows:

	September 30, 2025		December 31, 2024
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	$(728,242)	21.00%	$(846,387)	21.00%
State taxes, net of federal benefit	(190,730)	5.50%	(221,673)	5.50%
Total Income Tax Expense (benefit)	$(918,973)	26.50%	$(1,068,060)	26.50%

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is offset by a corresponding increase in the valuation allowance. Management determined that, due to continuing losses and lack of objectively verifiable positive evidence, the deferred tax asset is not realizable.

The Company has not yet filed its federal and state income tax returns for the year ending December 31, 2025, as such returns are not due until after year-end. Accordingly, the income tax amounts presented as of September 30, 2025, including deferred tax assets and liabilities, are based on management’s estimates and are subject to change upon completion of the annual tax filings. Any material adjustments identified upon filing the December 31, 2025, tax returns will be reflected in subsequent financial statements.

F-11

Doroni Aerospace, Inc. Notes to the Compiled (Unaudited) Financial Statements

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

During the periods ended September 30, 2025, and December 31, 2024, the Company engaged certain members of management as independent contractors rather than employees. The total payments made to these related parties for services rendered amounted to $211,000 and $259,696, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company accounts for leases in accordance with Accounting Standards Codification 842 (“ASC 842”),Leases. On November 30, 2022, the Company entered into an operating lease agreement for approximately 10,966 square feet of office and warehouse space located in Pompano Beach, Florida. The lease commenced on January 1, 2023 and is scheduled to expire on December 31, 2025.

Period Ending
Lease expense	September 30, 2025
Operating lease expense	$136,121
Total	136,121

Other Information
Operating cash flows from operating leases	142,813
Weighted-average remaining lease term in years for operating leases	0.25
Weighted-average discount rate for operating leases	3.79%

Maturity Analysis	Operating
Total undiscounted cash flows	47,604
Less: present value discount	(3,263)
Total lease liabilities	$44,342

F-12

Doroni Aerospace, Inc. Notes to the Compiled (Unaudited) Financial Statements

NOTE 5 – LIABILITIES AND DEBT

As of September 30, 2025, and December 31, 2024, the Company did not have any debt obligations. The Company’s liabilities at those dates consisted solely of operating expenses payable, such as accounts payable and accrued expenses incurred in the normal course of business.

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue 65,000,000 shares designated as Common Stock with a par value of $0.00001. As of September 30, 2025, and September 30, 2024, 54,291,044 and 55,291,044 Common Shares have been issued and outstanding.

Class A Common Stock

The Company is authorized to issue 37,000,000 shares designated as Class A Common Stock with a par value of $0.00001. As of September 30, 2025, and September 30, 2024, 30,141 class A Common Stock have been issued and outstanding.

Class B Common Stock

In February 2025, the Company created a new class of shares, Common Stock class B par value $0.00001 per share (“Common B”). Each Common B share has identical rights to a Common Stock share, except that each vote of one Common B share is equal to 10 votes of a Common Stock share. In connection with the creation of this class, the Board of Directors approved the conversion of 1,000,000 founder-held shares of common stock into 1,000,000 shares of Common B during the nine-month period ended September 30, 2025. As of September 30, 2025, 1,000,000 shares of Common B were issued and outstanding; there were no Common B shares outstanding as of September 30, 2024.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,600,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of September 30, 2025, and September 30, 2024, 2,501,218 Series Seed-1 Preferred Stock have been issued and outstanding.

Series Seed-2 Preferred Stock

The Company is authorized to issue 20,400,000 shares designated as Series Seed-2 Preferred Stock with a par value of $0.00001. As of September 30, 2025, and September 30, 2024, 2,345,786 and 307,141 Series Seed-2

Preferred Stock has been issued and outstanding, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2025, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 25, 2026, the date these financial statements were available to be issued.

On December 1, 2025, the Company authorized 30,000,000 Series Seed-3 Preferred Stock with a par value of $0.00001. Subsequently in February 2026, the Company completed one crowdfunding campaign as well as a private placement. The proceeds from the offering amounted to approximately $2.0 million before offering costs, and in consideration, the Company issued 728,318 Series Seed-3 Preferred Shares.

F-13

INDEPENDENT AUDITOR’S REPORT

[Do not Delete]

To: Doroni Aerospace, Inc Management

Opinion:

We have audited the accompanying financial statements of Doroni Aerospace, Inc. (the Company), which comprise the restated balance sheets as of December 31, 2024 and 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements.

The financial statements of the Company as of December 31, 2024 and 2023 (prior to restatement) were audited by other auditors whose report, dated April 25, 2025, expressed an unmodified opinion on those financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the “Auditor's Responsibilities” section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the accompanying financial statements, the 2024 and 2023 financial statements have been restated to correct a material misstatement. We have audited the related adjustments that were applied to restate the financial statements, and in our opinion, such adjustments are appropriate and have been properly applied. Our opinion is not modified with respect to this matter.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the Company’s ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management’s plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

F-14

Other Information:

Management is responsible for the other information included in the Offering Memorandum. The other information comprises the information included in the Offering Memorandum, but does not include the financial statements and our auditor's report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Management’s Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor’s Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RNB Capital LLC

Tamarac, FL

October 25, 2025

F-15

DORONI AEROSPACE INC

RESTATED BALANCE SHEET

AS OF DECEMBER 31,	2024	2023

ASSETS
Current Assets:
Cash & Cash Equivalents	$388,133	$585,177
Restricted Cash	150,000	150,000
Prepaids and other current assets	110,857	389,975
Total Current Assets	648,989	1,125,152
Non-Current Assets:
Property and equipment, net	18,161	33,602
Right of use assets	178,231	349,668
Total Non-Current Assets	196,392	383,270
TOTAL ASSETS	$845,381	$1,508,422

LIABILITIES AND EQUITY
Current Liabilities:
Accounts payable	$61,297	$83,541
Right of use liability, current portion	187,155	171293
Deferred Revenue, current	150,000	150,000
Other current liabilities	29,476	16,209
Total Current Liabilities	427,929	421,043
Non-Current Liabilities:
Right of use liability	–	187,155
Deferred Revenue	42,010	–
Total Non-Current Liabilities	42,010	187,155
TOTAL LIABILITIES	$469,939	$608,198
EQUITY
Common Stock, $0.00001 par, 65,000,000 shares authorized 55,291,044 shares issued and outstanding as of December 31, 2024 and 2023	$553	$553
Class A Common Stock, $0.00001 par, 37,000,000 shares authorized 30,141 and 0 shares issued and outstanding as of December 31, 2024 and 2023	–	–
Series Seed-1 Preferred Stock, $0.00001 par, 2,600,000 shares authorized 2,501,218 and 2,404,194 shares issued and outstanding as of December 31, 2024 and 2023	25	24
Series Seed-2 Preferred Stock, $0.00001 par, 20,400,000 shares authorized 932,806 and 0 shares issued and outstanding as of December 31, 2024 and 2023	9	–
Additional Paid In Capital	9,381,188	6,070,998
Accumulated Deficit	(9,006,333)	(5,171,351)
TOTAL EQUITY	$375,442	$900,224
TOTAL LIABILITIES AND EQUITY	$845,381	$1,508,422

See Accompanying Notes to these Audited Financial Statements

F-16

DORONI AEROSPACE INC

RESTATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,	2024	2023

Operating Expenses
Selling, General, and Administrative expenses	$3,169,900	$2,088,592
Research and development expenses	665,080	1,094,751
Total Operating Expenses	3,834,980	3,183,342
Total Loss from Operations	(3,834,980)	(3,183,342)
Total Other Income (Expense)	–	–
Net Income (Loss)	$(3,834,980)	$(3,183,342)

See Accompanying Notes to these Audited Financial Statements

F-17

DORONI AEROSPACE INC

RESTATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock		Common Stock - Class A		Preferred - Series Seed 1		Preferred - Series Seed 2			Retained	Total
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	Earnings (Deficit)	Shareholders' Equity
Beginning balance at 1/1/23	55,315,128	553	–	–	780,740	8	–	–	2,639,284	(1,988,009)	651,837
Share adjustment	2,023	–	–	–	–	–	–	–	–	–	–
Issuance of Seed 1 - Preferred Stock - Reg CF 2	–	–	–	–	493,701	5	–	–	1,012,437	–	1,012,442
Issuance of Seed 1 - Preferred Stock - Reg CF 3	–	–	–	–	1,115,440	11	–	–	2,248,113	–	2,248,124
Issuance of Seed 1 - Preferred Stock - Dealmaker	–	–	–	–	14,313	–	–	–	40,965	–	40,965
Offering Costs	–	–	–	–	–	–	–	–	(126,701)	–	(126,701)
Share -based Compensation	–	–	–	–	–	–	–	–	256,900	–	256,900
Net income (loss)	–	–	–	–	–	–	–	–	–	(3,183,342)	(3,183,342)
Ending balance at 12/31/23	55,317,151	553	–	–	2,404,194	24	–	–	6,070,998	(5,171,351)	900,224
Share adjustment	(26,107)	–	–	–	–	–	–	–	(378)	–	(378)
Issuance of Seed 1 - Preferred Stock - Dealmaker	–	–	–	–	97,024	1	–	–	170,800	–	170,801
Issuance of Seed 1 - Preferred Stock - Reg CF 4	–	–	–	–	–	–	914,674	9	1,842,728	–	1,842,737
Exercise of employee stock options	–	–	30,141	–	–	–	–	–	47,020	–	47,020
Offering Costs	–	–	–	–	–	–	–	–	(155,303)	–	(155,303)
Share -based Compensation	–	–	–	–	–	–	–	–	1,366,223	–	1,366,223
Issuance of warrants	–	–	–	–	–	–	–	–	39,100	–	39,100
Net income (loss)	–	–	–	–	–	–	–	–	–	(3,834,980)	(3,834,980)
Ending balance at 12/31/24	55,291,044	553	30,141	–	2,501,218	25	914,674	9	9,381,188	(9,006,331)	375,442

See Accompanying Notes to these Audited Financial Statements

F-18

DORONI AEROSPACE INC

RESTATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,	2024	2023

OPERATING ACTIVITIES
Net Income (Loss)	$(3,834,980)	$(3,183,342)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Depreciation	15,441	10,077
Share Base Compensation expense	1,366,223	256,900
Issuance of warrants for services rendered	39,100	–
Interest of Operating lease	10,057	16,270
Amortization of ROU Lease	9,913	7,490
Changes in operating assets and liabilities:
Prepaids and other current assets	279,118	183,954
Accounts payable	(22,243)	(17,454)
Other current liabilities	13,267	(773)
Deferred Revenue	42,010	20,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,752,886	476,465
Net Cash provided by (used in) Operating Activities	(2,082,094)	(2,706,877)
INVESTING ACTIVITIES
Property and equipment, net	–	(37,651)
Net Cash provided by (used in) Investing Activities	–	(37,651)
FINANCING ACTIVITIES
Proceeds from issuance of stock, net of offering costs	1,885,049	3,084,287
Net Cash provided by (used in) Financing Activities	1,885,049	3,084,287
Cash at the beginning of period (Including restricted cash)	735,177	395,418
Net Cash increase (decrease) for period	(197,045)	339,759
Cash at end of period (Including restricted cash)	$538,133	$735,177

Supplemental Disclosures of Non-Cash Investing and Financing Activities

ROU asset and lease liability recognized for operating leases, represents new or modified operating leases (non-cash)
Non-cash lease expense components (interest and amortization), expensed within operations but no direct cash flow effect

See Accompanying Notes to these Audited Financial Statements

F-19

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Doroni Aerospace, Inc (“the Company”) was formed on May 3, 2018, as a limited liability company in the state of Florida and subsequently converted to a corporation on October 6, 2021, in the state of Delaware. The Company is a pre-revenue aerospace engineering and manufacturing company that is developing a practical, efficient, and cost-effective electric vertical takeoff and landing aircraft (“eVTOL”) mobility platform. The Company’s go-to-market product, currently under development, the Doroni H1-X, is a two-seater personal eVTOL. Doroni is targeting a Light Sport Aircraft (“LSA”) certification with the Federal Aviation Administration (“FAA”) ahead of Doroni’s anticipated product launch in 2028. The Company’s headquarters are located in Coral Springs, Florida.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity’s Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company’s management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company’s fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Restatement of Previously Issued Financial Statements

The Company’s financial statements as of December 31, 2024 and 2023 were previously issued and have been restated to correct a material misstatement related to errors in accounting for stock-based compensation expenses associated with options granted to service providers. The restatement also corrects immaterial errors in the accounting for right-of-use long term liabilities and immaterial errors related to the depreciation of property and equipment. These latter errors were not the primary cause of the restatement.

F-20

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

This correction primarily results in non-cash adjustments to Research and Development expenses and General and Administrative expenses for the 2024 and 2023 fiscal years and impacts the carrying amounts of right-of-use assets, lease liabilities, current, additional paid-in capital, and retained earnings. A reconciliation of previously reported and restated amounts of these items are presented below.

Financial Statement Line Item	As Previously Reported (2024)	Adjustments	As Restated (2024)	As Previously Reported (2023)	Adjustments	As Restated (2023)
Balance Sheet
Right of use assets	151,528	26,703	178,231	303,057	46,611	349,668
Right of use liability, current portion	181,996	5,159	187,155	133,031	38,262	171,293
Additional paid in capital	9,927,803	(546,615)	9,381,188	6,901,054	(830,056)	6,070,998
Accumulated Deficit	(9,600,043)	593,710	(9,006,333)	(6,013,940)	842,589	(5,171,351)
Total Equity	328,348	47,094	375,442	887,313	12,911	900,224

Statement of Operations
Selling, General, and Administrative expense	2,699,619	470,281	3,169,900	2,425,412	(336,820)	2,088,592
Research and development expenses	886,484	(221,404)	665,080	974,261	120,490	1,094,751
Net Loss	(3,586,103)	(248,877)	(3,834,980)	(3,399,673)	216,331	(3,183,342)

Use of Estimates and Assumptions

In preparing these audited financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

F-21

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $538,133 and $735,177 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively. Of this total, $150,000 is considered restricted cash, as these funds represent refundable deposits held in a separate account and are not available for general use.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

F-22

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

A summary of the Company’s property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Furniture and Fixtures	3	2,600	2,600
Computers	3	23,191	23,191
Tools, machinery, and equipment	3	20,892	20,892
Less Accumulated Depreciation		(28,522)	(13,081)
Totals		18,161	33,602

Depreciation expense as of December 31, 2024 and 2023 was $15,441 and $10,077, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, “Revenue Recognition” following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when or as performance obligations are satisfied

The Company was in the pre-revenue stage as of December 31, 2024. Customers may reserve the right to purchase the Doroni H1X by making a deposit. These deposits are recorded as deferred revenue until the product is delivered to the customer. As of December 31, 2024, and December 31, 2023, deferred revenue totaled $192,010 and $150,000, respectively. Prior to 2024, the Company required refundable deposits of $10,000. In 2024, the Company revised its deposit policy, requiring a $1,000 non-refundable deposit. As of December 31, 2024, and December 31, 2023, the total refundable portion of deferred revenue was $150,000.

Selling, General and Administrative

Selling, general, and administrative expenses consist of employee and contractors compensation, equity compensation, professional fees, operating lease expense, depreciation, utilities, travel, and other miscellaneous expenses. Additionally, SG&A includes advertising expenses related to various marketing campaigns, which totaled $562,554 and $525,178 as of December 31, 2024 and 2023, respectively.

Research and Development

Research and development costs related to the design, development, and testing of the Company’s products are expensed as incurred.

F-23

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company’s common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs.  In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents’ assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value.  Accordingly, actual results could vary significantly from management’s estimates.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2023	5,248,611	0.13
Granted	1,468,611	0.63
Vested	(2,620,278)	0.10
Forfeited	(575,556)	0.12
Nonvested shares, December 31, 2023	3,521,388	0.98
Granted	5,467,115	0.56
Vested	(3,951,421)	0.18
Forfeited	(351,389)	0.14
Nonvested shares, December 31, 2024	4,685,693	0.43

F-24

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

The following presents an analysis of the available options for purchasing the Company's currently issued and outstanding stock:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2023	7,315,000	0.56
Granted	1,468,611	1.56
Exercised	–	0.00
Expired/cancelled	(1,720,000)	0.71
Total options outstanding, December 31, 2023	7,063,611	0.77
Granted	5,467,115	1.09
Exercised	(81,250)	1.56
Expired/cancelled	(1,768,750)	0.52
Total options outstanding, December 31, 2024	10,680,726	0.97

Options exercisable, December 31, 2024	5,995,033	0.97

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2024:

Exercise Price	Number Outstanding	Expiration Date
1	20,000	10/31/2030
2	70,510	10/17/2028
	90,510

A summary of the warrant activity for the years ended December 31, 2024 and 2023 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)
Outstanding at December 31, 2023	–	-	-
Grants	90,510	1.56	4.25
Exercised	–	-	-
Canceled	–	-	-
Outstanding at December 31, 2023	90,510	1.56	4.25

Vested at December 31, 2024	90,510	1.56	4.25
Exercisable at December 31, 2024	90,510	1.56	4.25

F-25

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

As of December 31, 2024 and December 31, 2023, significant components of the Company’s deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2024	2023
Net Operating Loss Carryforwards	1,546,125	645,212
Accrued Expenses	–	–
Depreciation (difference in methods/timing)	1,370	(2,477)
Other Temporary Differences	(90,259)	(210,483)
Gross Deferred Tax Asset	1,457,236	432,252

Less: Valuation Allowance	(1,457,236)	(432,252)
Net Deferred Tax Asset (Liability)	–	–

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $5,834,434 and $2,434,762. Federal and Florida NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Current tax expense	–	–
Deferred tax expense (benefit)	1,457,236	432,252
Valuation Allowance	(1,457,236)	(432,252)
Net Deferred Tax Asset (Liability)	–	–

F-26

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

Income Taxes Paid

	2024	2023
Federal	–	–
State	–	–
Foreign	–	–
Net Deferred Tax Asset (Liability)	–	–

The reconciliation of the U.S. federal statutory tax rate to the Company’s effective tax rate is as follows:

Rate Reconciliation

	2024		2023
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(846,387)	21.00%	(713,931)	21.00%
State taxes, net of federal benefit	(221,673)	5.50%	(186,982)	5.50%
Total Income Tax Expense (benefit)	(1,068,060)	26.50%	(900,913)	26.50%

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2024, and December 31, 2023, the Company engaged certain members of management as independent contractors rather than employees. The total payments made to these related parties for services rendered amounted to $259,696 and $163,205, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Operating Lease

The Company accounts for leases in accordance with Accounting Standards Codification 842 (“ASC 842”),Leases. On November 30, 2022, the Company entered into an operating lease agreement for approximately 10,966 square feet of office and warehouse space located in Pompano Beach,  Florida. The lease commenced on January 1, 2023 and is scheduled to expire on December 31, 2025.

F-27

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

Year Ending
Lease expense	December 31, 2024
Operating lease expense	181,494
Total	181,494

Other Information
Operating cash flows from operating leases	181,350
Weighted-average remaining lease term in years for operating leases	1
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	3.79%

Maturity Analysis	Operating
Total undiscounted cash flows	190,418
Less: present value discount	(3,263)
Total lease liabilities	187,155

NOTE 5 – LIABILITIES AND DEBT

As of December 31, 2024 and December 31, 2023, the Company did not have any debt obligations. The Company’s liabilities at those dates consisted solely of operating expenses payable, such as accounts payable and accrued expenses incurred in the normal course of business.

NOTE 6 – EQUITY

Common Stock

The Company is authorized to issue 65,000,000 shares designated as Common Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 55,291,044 Common Shares have been issued and outstanding.

Class A Common Stock

The Company is authorized to issue 37,000,000 shares designated as Class A Common Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 30,141 and 0 class A Common Stock have been issued and outstanding, respectively.

Series Seed-1 Preferred Stock

The Company is authorized to issue 2,600,000 shares designated as Series Seed-1 Preferred Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 2,501,218 and 2,404,194 Series Seed-1 Preferred Stock have been issued and outstanding, respectively.

F-28

Doroni Aerospace, Inc Notes to the Audited Financial Statements December 31st, 2024 and December 31, 2023

Series Seed-2 Preferred Stock

The Company is authorized to issue 20,400,000 shares designated as Series Seed-2 Preferred Stock with a par value of $0.00001. As of December 31, 2024, and December 31, 2023, 914,674 and 0 Series Seed-2 Preferred Stock have been issued and outstanding, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 25, 2025, the date these financial statements were available to be issued.

Subsequent to the balance sheet date the company completed two crowdfunding campaigns. The proceeds from two the campaigns amounted to approximately $3.0 million before offering costs and in consideration the Company issued to its crowdfunding investors 1,431,112 Series Seed-2 Preferred Shares.

F-19